Exhibit 99.1
Execution Copy
AGREEMENT AND PLAN OF MERGER
Dated as of November 11, 2009
Among
IESI-BFC LTD.
- and -
IESI-BFC MERGER SUB, INC.
- and -
WASTE SERVICES, INC.

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TABLE OF CONTENTS
(continued)

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TABLE OF CONTENTS
(continued)

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AGREEMENT AND PLAN OF MERGER
          THIS AGREEMENT AND PLAN OF MERGER dated as of November 11, 2009,
BY AND AMONG:
IESI-BFC LTD., a corporation amalgamated under the laws of the Province of Ontario (“IESI-BFC”),
- and -
IESI-BFC MERGER SUB, INC., a corporation existing under the laws of the State of Delaware (“Merger Sub”)
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WASTE SERVICES, INC., a corporation existing under the laws of the State of Delaware (“WSI”).
RECITALS:
          WHEREAS, Merger Sub is a direct, wholly-owned Subsidiary of IESI-BFC;
          WHEREAS, IESI-BFC through its Subsidiaries is engaged in the business of providing collection, transfer, disposal and recycling services in Canada and the United States for solid waste (such activities and all incidental or related businesses of such Persons, the “IESI-BFC Business”);
          WHEREAS, WSI and its Subsidiaries are engaged in the business of providing collection, transfer, disposal and recycling services in Canada and the United States for solid waste (such activities and all incidental or related businesses of such Persons, the “WSI Business”);
          WHEREAS, the Parties desire to enter into certain transactions described in this Agreement, including the merger of Merger Sub with and into WSI (the “Merger”), in each case in accordance with the applicable provisions of the DGCL and upon the terms and subject to the conditions set forth in this Agreement;
          WHEREAS, the boards of directors of each of IESI-BFC, WSI and Merger Sub have approved, upon the terms and subject to the conditions set forth herein, the Transactions;
          WHEREAS, a meeting will be held of stockholders of WSI at which meeting such stockholders will be asked to approve the WSI Stockholder Approval Matters;
          WHEREAS, holders of an aggregate of approximately 33.5% of WSI’s outstanding common shares have entered into agreements with IESI-BFC to vote in favor of the WSI Stockholder Approval Matters; and

           WHEREAS, for United States federal income tax purposes, it is intended that the Merger qualify (i) as a reorganization under the provisions of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and the rules and regulations promulgated thereunder and (ii) for an exception to the general rule of Section 367(a)(1) of the Code, and that this Agreement be, and is hereby adopted as, a plan of reorganization for purposes of Section 368 of the Code.
          NOW, THEREFORE, in consideration of the mutual covenants and agreements contained in this Agreement and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:
Article I
INTERPRETATION
1.1 Definitions
     Capitalized terms used in this Agreement shall have the meanings indicated in Schedule 1.1.
1.2 Construction
     1.2.1. Unless the context otherwise requires: (i) “or” is not exclusive; (ii) an accounting term not otherwise defined has the meaning assigned to it in accordance with U.S. GAAP in the case of the WSI Entities and the IESI-BFC Entities for periods starting with its second fiscal quarter of 2009 and Canadian GAAP for the IESI-BFC Entities for periods prior to its second fiscal quarter of 2009; (iii) terms defined in this Agreement in their singular or plural forms have correlative meanings when used herein in their plural or singular forms, respectively; (iv) pronouns and any variations thereof refer to the masculine, feminine or neuter, singular or plural, as the context may require; (v) any date specified for any action that is not a Business Day shall be deemed to mean the first Business Day after such date; (vi) a reference to a Person includes its successors and permitted assigns; (vii) the terms “hereof”, “herein”, “hereunder”, “hereto” and similar terms in this Agreement refer to this Agreement as a whole and not to any particular provision of this Agreement; (viii) the word “including” shall mean “including without limitation”; (ix) except where otherwise expressly provided, all references herein to dollar amounts shall mean United States dollars; (x) any reference to any federal, state, provincial, local or foreign statute or law shall be to such statute or law as amended at the applicable time, and shall be deemed also to refer to all rules and regulations promulgated thereunder at the applicable time; and (xi) the inclusion of headings and a table of contents in this Agreement is for convenience of reference only and shall not affect the construction or interpretation hereof.
     1.2.2. The Parties have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties and no presumption or burden of proof shall rise favoring or disfavoring any Party by virtue of the authorship of any of the provisions of this Agreement.

Article II
THE MERGER AND RELATED TRANSACTIONS
2.1 The Merger
     2.1.1. The Merger. Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the DGCL, Merger Sub shall be merged with and into WSI at the Effective Time. Following the Merger, the separate corporate existence of Merger Sub shall cease and WSI shall continue as the surviving corporation (the “Surviving Corporation”).
     2.1.2. Closing. Upon the terms and subject to the conditions set forth in this Agreement, the Closing shall take place on the third (3rd) Business Day following the satisfaction or waiver (to the extent permitted hereunder) of the conditions set forth in Article VI (other than the delivery of any certificates or opinions or the conditions set forth in Sections 6.1.2, 6.1.3 (with respect to a stop order), 6.2.1, 6.2.2, 6.2.3, 6.2.6, 6.3.1, 6.3.2, 6.3.3 and 6.3.5, all of which shall be satisfied (or waived) on the Closing Date) (the “Closing Date”) at 9:00 a.m., local time, at the offices of Torys LLP, 237 Park Avenue, New York, New York 10017.
     2.1.3. Effective Time. At the Closing, WSI shall (i) file a certificate of merger (the “Certificate of Merger”) in such form as is required by, and executed and acknowledged in accordance with, the relevant provisions of the DGCL and (ii) make all other filings or recordings required under the DGCL in connection with the Merger. The Merger shall become effective at such time as the Certificate of Merger is duly filed with the Delaware Secretary of State or at such subsequent time as IESI-BFC and WSI shall agree and as shall be specified in the Certificate of Merger (the date and time the Merger becomes effective being the “Effective Time”).
2.2 Effect of the Merger.
     2.2.1. At the Effective Time, the effect of the Merger shall be as provided in this Agreement, the Certificate of Merger and the applicable provisions of the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time (i) the Surviving Corporation shall possess all rights, privileges, powers and franchises, both public and private, and all of the property, real, personal, and mixed of each of Merger Sub and WSI and all obligations belonging to or due to Merger Sub or WSI, all of which shall be vested in the Surviving Corporation without any further act or deed, and (ii) the Surviving Corporation shall be liable for all the debts, liabilities, duties and obligations of Merger Sub and WSI.
     2.2.2. Certificate of Incorporation. At the Effective Time, the certificate of incorporation of WSI shall be amended and restated in its entirety in a form to be reasonably agreed between the Parties and shall be the certificate of incorporation of the Surviving Corporation (the “Certificate of Incorporation”) until thereafter amended as provided by applicable law, such Certificate of Incorporation and the Surviving Corporation’s by-laws.

     2.2.3. By-laws. The by-laws of Merger Sub, as in effect immediately prior to the Effective Time (the “By-laws”), shall be the by-laws of the Surviving Corporation until thereafter changed or amended as provided therein or by applicable Law.
2.3 Effect of Merger on Securities.
     2.3.1. Capital Stock of Constituent Companies. At the Effective Time, by virtue of the Merger and without any further action on the part of Merger Sub, IESI-BFC, WSI or the holders of any of the following securities, and in consideration of the other agreements set forth or referred to herein:
     2.3.1.1. Capital Stock of Merger Sub. The issued and outstanding Merger Sub common shares held by IESI-BFC immediately prior to the Effective Time will be converted into and will become one newly issued, fully paid and nonassessable preferred share of the Surviving Corporation with a redemption amount and fair market value equal to $10 in the aggregate.
     2.3.1.2. WSI Common Stock. Each share of WSI Common Stock that is outstanding immediately prior to the Effective Time (other than shares of WSI Common Stock owned by IESI-BFC, Merger Sub or WSI, or by any direct or indirect wholly-owned Subsidiary of IESI-BFC, Merger Sub or WSI, in each case immediately prior to the Effective Time) shall be canceled and extinguished and automatically converted into the right to receive from IESI-BFC 0.5833 shares of IESI-BFC common stock (the “Conversion Number”) and the cash payable in lieu of fractional shares pursuant to Section 2.3.3 upon the surrender of the Certificate, if any, representing such share of WSI Common Stock in the manner provided in Section 2.5 (or in the case of a lost, stolen or destroyed certificate, upon delivery of an affidavit (and bond, if required) in the manner provided in Section 2.5.11).
     2.3.1.3. Certain Owned WSI Common Stock. Each share of WSI Common Stock that is owned by IESI-BFC, Merger Sub or WSI, or by any direct or indirect wholly-owned Subsidiary of IESI-BFC, Merger Sub or WSI, in each case immediately prior to the Effective Time, will automatically be cancelled and will cease to exist, and no consideration will be delivered in exchange therefor.
     2.3.1.4. The Surviving Corporation will issue common shares (the “Surviving Corporation Common Shares”) to IESI-BFC in consideration for IESI-BFC issuing its common shares to the stockholders of WSI pursuant to Section 2.3.1.2 and Section 2.5. The number of Surviving Corporation Common Shares issued to IESI-BFC will be equal to the number of shares of WSI Common Stock outstanding immediately before the Effective Time (other than the shares of WSI Common Stock that is owned by IESI-BFC, Merger Sub or WSI, or by any direct or indirect wholly-owned Subsidiary of IESI-BFC, Merger Sub or WSI, in each case immediately prior to the Effective Time).

     2.3.2. Adjustment to Conversion Number. The Conversion Number shall be appropriately adjusted to reflect fully the effect of any stock split, reverse stock split, stock dividend (including any dividend or distribution of securities convertible into IESI-BFC common shares or WSI Common Stock), reorganization, recapitalization, reclassification or other like change with respect to IESI-BFC common shares or WSI Common Stock having a record date on or after the date hereof and prior to the Effective Time.
     2.3.3. Fractional Shares. No fraction of a share of IESI-BFC common stock will be issued by virtue of the Merger, but in lieu thereof each holder of record of shares of WSI Common Stock who would otherwise be entitled to a fraction of a share of IESI-BFC common stock pursuant to this Section 2.3 (after aggregating all fractional shares of IESI-BFC common stock that otherwise would be received by such holder of record) shall, upon the surrender of the Certificate, if any, representing such share of WSI Common Stock in the manner provided in Section 2.5.3 (or in the case of a lost, stolen or destroyed certificate, upon delivery of an affidavit (and bond, if required) in the manner provided in Section 2.5.11), receive from IESI-BFC an amount of cash (rounded to the nearest whole cent), without interest, equal to the product obtained by multiplying such fraction by the Closing Share Value.
     2.3.4. WSI Stock Awards.
     2.3.4.1. At the Effective Time, each WSI Stock Award that is a stock option to purchase shares of WSI Common Stock (each, a “WSI Stock Option”) that is outstanding immediately prior to the Effective Time, whether or not then vested or exercisable (each, an “Assumed Option”), shall be assumed by IESI-BFC. Each Assumed Option shall be converted into an option to acquire that number of shares of IESI-BFC common stock equal to the product obtained by multiplying (i) the number of shares of WSI Common Stock subject to such WSI Stock Option and (ii) the Conversion Number, rounded up to the nearest whole share of IESI-BFC common stock. Each Assumed Option shall have an exercise price per share equal to the quotient obtained by dividing (i) the per share exercise price of WSI Common Stock subject to such Assumed Option by (ii) the Conversion Number (which price per share shall be rounded up to the nearest one-hundredth of one cent). The foregoing adjustments shall (A) in the case of any WSI Stock Option that is intended to be an “incentive stock option” under Section 422 of the Code, be determined in a manner consistent, to the maximum extent possible, with the requirements of Section 424(a) of the Code, (B) in the case of any WSI Stock Option that is not intended to be an “incentive stock option,” be determined in a manner consistent, to the maximum extent possible, with the requirements of Section 409A of the Code and (C) in the case of any WSI Stock Option that is granted to a participant that is not subject to U.S. taxation and which is intended to satisfy any condition of non-U.S. law, to be determined in a manner consistent with such law. Each Assumed Option shall otherwise be subject to the same terms and conditions (including, without limitation, as to vesting (and any accelerated vesting) and exercisability) as were applicable under the respective WSI Stock Option immediately prior to the Effective Time.

     2.3.4.2. Subject to the terms and upon the conditions herein, immediately prior to the Effective Time, each WSI Stock Award that is a WSI RSU granted and then outstanding under the WSI Stock Plans shall be fully vested in each holder thereof and the underlying shares of WSI Common Stock shall be issued and will be treated at the Effective Time the same as, and shall have the same rights and be subject to the same conditions as, other shares of WSI Common Stock; provided that upon vesting and issuance, the holder may satisfy the applicable withholding tax obligations by returning to the Surviving Corporation or IESI-BFC a sufficient number of shares of WSI Common Stock equal in value to such obligation.
     2.3.4.3. Prior to the Effective Time, WSI shall be authorized to take all actions necessary under the WSI Stock Plans, the award agreements thereunder and otherwise to effectuate this Section 2.3.4.
     2.3.5. WSI Warrants. At the Effective Time, each outstanding and unexercised warrant to purchase shares of WSI Common Stock (each, a “WSI Warrant”) will be assumed by IESI-BFC. Each such WSI Warrant so assumed by IESI-BFC under this Agreement will continue to have, and be subject to, the same terms and conditions set forth in such WSI Warrant immediately prior to the Effective Time, except that such WSI Warrants shall be exercisable for shares of IESI-BFC common stock, with the numbers of shares purchasable and exercise price adjusted as set forth in such assumed WSI Warrants (i.e., each WSI Warrant shall entitle its holder the right to acquire that number of shares of IESI-BFC common stock equal to the product obtained by multiplying (i) the number of shares of WSI Common Stock subject to such WSI Warrant and (i) the Conversion Number, rounded up to the nearest whole share of IESI-BFC common stock, and the WSI Warrants shall have an exercise price per share equal to the quotient obtained by dividing (i) the per share exercise price of WSI Common Stock subject to such WSI Warrant by (ii) the Conversion Number (which price per share shall be rounded up to the nearest one-hundredth of one cent)). From and after the Effective Time, unless the context requires otherwise, all references to WSI in the WSI Warrants shall be deemed to refer to IESI-BFC.
     2.3.6. For the avoidance of doubt, the common shares of IESI-BFC issued to the holders of the WSI Common Stock in accordance with Section 2.3.1.2 shall be considered to be held of record by the relevant holder thereof as of and from the Effective Time, and such holders shall be entitled to all benefits accruing to such common shares of IESI-BFC from such date.
     2.3.7. IESI-BFC shall, on or prior to the Effective Time, reserve for issuance the number of shares of IESI-BFC common stock that will become subject to the WSI Warrants and the Assumed Options that will be assumed pursuant to the terms of this Section 2.3.
     2.3.8. If registration of any interests in the WSI Stock Plans or any other WSI Applicable Plans, or the common shares of IESI-BFC issuable thereunder, is required under the U.S. Securities Act, IESI-BFC shall file with the SEC within five (5) Business Days after the Effective Time a registration statement on the appropriate registration forms with respect to such interests in common shares of IESI-BFC, and shall use its commercially reasonable efforts to maintain the effectiveness of such registration statement or registration statements (and maintain the current status of the prospectus or the prospectuses contained therein) for so long as the relevant WSI Stock Plans or any other WSI Applicable Plan, as applicable, remain in effect and such registration of interests in the common shares of IESI-BFC issuable thereunder continues to be required.
     2.3.9. As soon as practicable after the Effective Time, IESI-BFC shall deliver to the holders of Assumed Options appropriate notices setting forth such holders’ rights pursuant to any WSI Stock Plans (with respect to Assumed Options) and agreements evidencing such awards and stating that the Assumed Options shall continue in effect on the same terms and conditions (subject to the adjustments required by this Sections 2.3.4 after giving effect to the transactions contemplated by this Agreement and the terms of the WSI Stock Plans (in the case of the Assumed Options)).
2.4 Officers and Directors
          The individuals to serve as directors or officers of the Surviving Corporation immediately following the Merger shall be determined by the Parties, acting reasonably prior to the Closing Date. IESI-BFC shall cause, within two (2) Business Days following the Effective Time, two individuals nominated by WSI to be appointed to the board of directors of IESI-BFC and shall cause such individuals to be renominated as part of the “company slate” at IESI-BFC’s 2010 annual shareholders’ meeting if such meeting occurs after the Closing Date; provided that WSI shall (following prior consultation with IESI-BFC) provide the names of such individuals to IESI-BFC within 30 days in advance of the Closing Date and such individuals shall be determined to be legally qualified and otherwise suitable by the board of directors of IESI-BFC, acting reasonably, to serve in such capacity.
2.5 Exchange Procedure for Stock
     2.5.1. Exchange Agent. Prior to the Closing Date, IESI-BFC shall select a bank or trust company reasonably acceptable to WSI to act as the exchange agent for the Merger (the “Exchange Agent”).
     2.5.2. IESI-BFC to Provide Common Stock. As promptly as practicable (and in any event within five (5) Business Days) following the Effective Time, IESI-BFC shall make available to the Exchange Agent for exchange in accordance with this Article II, the shares of IESI-BFC common stock issuable pursuant to Section 2.3.1 in exchange for shares of WSI Common Stock. In addition, IESI-BFC shall make available from time to time after the Effective Time as necessary, cash in an amount sufficient to pay any cash payable in lieu of fractional shares pursuant to Section 2.3.3 and any dividends or distributions to which holders of shares of WSI Common Stock may be entitled pursuant to Section 2.5.4. Any IESI-BFC common stock and cash deposited with the Exchange Agent shall hereinafter be referred to as the “Exchange Fund”. The Exchange Agent shall invest any cash in the Exchange Fund as directed by IESI-BFC.
     2.5.3. Exchange Procedures. As promptly as practicable following the Effective Time, IESI-BFC shall cause the Exchange Agent to mail to each holder of record (as of immediately prior to the Effective Time) of a certificate or certificates (the “Certificates”) which immediately prior to the Effective Time represented outstanding shares of WSI Common Stock (or effective affidavits of loss in lieu thereof) or non-certificated shares of WSI Common Stock represented by book entry (“Book Entry Shares”) (i) a letter of transmittal in customary form as WSI and IESI-BFC may reasonably agree (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates (or effective affidavits in lieu thereof) or Book Entry Shares to the Exchange Agent) and (ii) instructions for use in effecting the surrender of the Certificates or Book Entry Shares in exchange for certificates representing whole shares of IESI-BFC common stock pursuant to Section 2.3.1, cash payable in respect thereof in lieu of any fractional shares pursuant to Section 2.3.3 and any dividends or other distributions payable in respect thereof pursuant to Section 2.5.4. With respect to uncertificated shares of WSI Common Stock held through “direct registration,” IESI-BFC shall implement procedures with the Exchange Agent for effecting the exchange of such directly registered uncertificated shares of WSI Common Stock and payment of cash in lieu of any fractional shares pursuant to Section 2.3.1, as promptly as practicable after the Effective Time. Upon surrender of Certificates (or effective affidavits in lieu thereof) or Book Entry Shares for cancellation to the Exchange Agent or to such other agent or agents as may be appointed by IESI-BFC, together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, the holders of such Certificates or Book Entry Shares shall be entitled to receive in exchange therefor the number of whole shares of IESI-BFC common stock (after taking into account all Certificates or such Book Entry Shares surrendered by such holder of record) to which such holder is entitled pursuant to Section 2.3.1 (which, at the election of IESI-BFC, may be in uncertificated book entry form unless a physical certificate is requested by the holder of record or is otherwise required by applicable Laws), payment in lieu of fractional shares to which such holder is entitled pursuant to Section 2.3.3 and any dividends or distributions to which such holder is entitled pursuant to Section 2.5.4, and the Certificates so surrendered shall forthwith be canceled. The Exchange Agent shall accept such Certificates or Book Entry Shares upon compliance with such reasonable terms and conditions as the Exchange Agent may impose to effect an orderly exchange thereof in accordance with normal exchange practices. No interest shall be paid or accrued for the benefit of holders of the Certificates or Book Entry Shares on the cash amounts payable upon the surrender of such Certificates or such Book Entry Shares pursuant to this Section 2.5. Until so surrendered, from and after the Effective Time outstanding Certificates or Book Entry Shares shall be deemed to evidence only the ownership of the number of full shares of IESI-BFC common stock into which such shares of WSI Common Stock shall have been so converted and the right to receive an amount in cash in lieu of the issuance of any fractional shares in accordance with Section 2.3.3 and any dividends or distributions payable pursuant to Section 2.5.4.
     2.5.4. Distributions With Respect to Unexchanged Shares. Whenever a dividend or other distribution is declared or made after the date hereof with respect to IESI-BFC common stock with a record date after the Effective Time, such declaration shall include a dividend or other distribution in respect of all shares of IESI-BFC common stock issuable pursuant to this Agreement. No dividends or other distributions declared or made after the date hereof with respect to IESI-BFC common stock with a record date after the Effective Time will be paid to the holders of any unsurrendered Certificates or Book Entry Shares with respect to the shares of IESI-BFC common stock represented thereby until the holders of record of such Certificates or such Book Entry Shares shall surrender such Certificates or such Book Entry Shares. Subject to applicable Law, following surrender of any such Certificates or such Book Entry Shares, the Exchange Agent shall deliver to the record holders thereof, without interest, promptly after such surrender, the number of whole shares of IESI-BFC common stock issued in exchange therefor along with any such dividends or other distributions with a record date after the Effective Time and theretofore paid with respect to such whole shares of IESI-BFC common stock.
     2.5.5. Transfers of Ownership. In the event that a transfer of ownership of shares of WSI Common Stock is not registered in the stock transfer books or ledger of WSI, or if shares of IESI-BFC common stock are to be issued in a name other than that in which the Certificates surrendered in exchange therefor are registered, it will be a condition of the issuance thereof that the Certificates so surrendered are properly endorsed and otherwise in proper form for surrender and transfer and the Person requesting such transfer has paid to IESI-BFC (or any agent designated by IESI-BFC) any transfer or other Taxes required by reason of the issuance of shares of IESI-BFC common stock in any name other than that of the registered holder of the Certificates surrendered, or established to the satisfaction of IESI-BFC (or any agent designated by IESI-BFC) that such transfer or other Taxes have been paid or are otherwise not payable.
     2.5.6. Required Withholding. Each of the Exchange Agent, IESI-BFC and the Surviving Corporation shall be entitled to deduct and withhold from any consideration payable or otherwise deliverable pursuant to this Agreement such amounts as may be required to be deducted or withheld therefrom under applicable Law. To the extent that such amounts are so deducted or withheld, such amounts shall be treated for all purposes under this Agreement as having been paid to the Person to whom such amounts would otherwise have been paid.
     2.5.7. Termination of Exchange Fund. Any portion of the Exchange Fund which remains undistributed to the holders of Certificates or Book Entry Shares twelve (12) months after the Effective Time shall, at the request of the Surviving Corporation, be delivered to the Surviving Corporation or otherwise according to the instruction of the Surviving Corporation, and any holders of the Certificates or Book Entry Shares who have not surrendered such Certificates or Book Entry Shares in compliance with this Section 2.5 shall after such delivery to the Surviving Corporation look only to the Surviving Corporation for delivery or payment of the shares of IESI-BFC common stock issuable in respect thereof pursuant to Section 2.3.1, cash in lieu of any fractional shares payable in respect thereof pursuant to Section 2.3.3 and any dividends or other distributions payable in respect thereof pursuant to Section 2.5.4.
     2.5.8. No Further Ownership Rights. From and after the Effective Time, all shares of WSI Common Stock shall no longer be outstanding and shall automatically be cancelled, retired and cease to exist, and each holder of a Certificate or Book Entry Shares theretofore representing any shares of WSI Common Stock shall cease to have any rights with respect thereto, except the right to receive the shares of IESI-BFC common stock issuable in respect thereof pursuant to Sections 2.3.1 and 2.3.4, cash in lieu of any fractional shares payable in respect thereof pursuant to Section 2.3.3 and any dividends or other distributions payable in respect thereof pursuant to Section 2.5.4.

All shares of IESI-BFC common stock issued upon the surrender for exchange of shares of WSI Common Stock in accordance with the terms hereof (including any cash paid in respect thereof pursuant to Section 2.3.3 and any dividends or other distributions paid in respect thereof pursuant to Section 2.5.4) shall be deemed to have been issued in full satisfaction of all rights pertaining to such shares of WSI Common Stock, and there shall be no further registration of transfers on the records of the Surviving Corporation of shares of WSI Common Stock which were outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates are presented to the Surviving Corporation for any reason, then such Certificates shall be canceled and exchanged as provided in this Article II.
     2.5.9. Shares of IESI-BFC common stock or cash, as applicable, delivered upon the surrender of the shares of WSI Common Stock in accordance with the terms hereof shall be deemed to have been delivered in full satisfaction of all rights pertaining to such shares. There shall be no further registration or transfers on the stock transfer books of the Surviving Corporation of the shares of WSI Common Stock which were outstanding immediately prior to the Effective Time.
     2.5.10. No Liability. Notwithstanding anything to the contrary in this Section 2.5, neither IESI-BFC nor the Surviving Corporation shall be liable to any holder of shares of WSI Common Stock for any amount properly paid to a public official pursuant to any applicable abandoned property, escheat or similar law, rule, regulation, statute, order, judgment or decree.
     2.5.11. Lost, Stolen or Destroyed Certificates. In the event any Certificate representing shares of WSI Common Stock shall have been lost, stolen or destroyed, the Exchange Agent shall deliver shares of IESI-BFC common stock or cash, as applicable, in exchange for such lost, stolen or destroyed Certificate upon the making of an affidavit of that fact by the holder thereof; provided, however, that IESI-BFC may, in its discretion and as a condition precedent to the issuance or payment thereof, require the owner of such lost, stolen or destroyed Certificate to deliver an indemnity (with or without a bond in support thereof and in such sum as it may reasonably direct) against any claim that may be made against IESI-BFC with respect to the Certificates alleged to have been lost, stolen or destroyed.
     2.5.12. Further Action. If, at any time after the Effective Time, any further action is necessary or desirable to carry out the purposes or intent of this Agreement and to vest the Surviving Corporation with full right, title and possession to all assets, property, rights, privileges, powers and franchises of WSI and Merger Sub, the directors and officers of WSI, Merger Sub and the Surviving Corporation shall have the authority to take all such lawful and necessary action.
Article III
REPRESENTATIONS AND WARRANTIES OF WSI
          WSI represents and warrants to IESI-BFC that, except as disclosed in the WSI SEC Documents filed prior to the date hereof or as set forth in the WSI Disclosure Letter (which exceptions shall not apply in the case of Sections 3.1 to 3.5 inclusive, 3.13, 3.17, 3.17(A), 3.23, 3.24 and 3.25, except in the case of the WSI Disclosure Letter where such letter is specifically referred to in such Sections):
3.1 Authorization
          WSI has the requisite corporate power and authority to execute and deliver this Agreement and, subject to obtaining stockholder approval, to perform its obligations hereunder, including the completion of the Transactions. The board of directors of WSI has approved and declared advisable this Agreement and the transactions contemplated by this Agreement, and has resolved to recommend to WSI’s stockholders that they approve this Agreement and the Transactions. The execution, delivery and performance by WSI of this Agreement including the completion of the Transactions, have been duly authorized by all necessary corporate action on the part of WSI and, subject to obtaining stockholder approval, no other action on the part of WSI or its directors or stockholders is necessary to authorize such execution, delivery or performance.
3.2 Existence and Good Standing; Authority; Binding Obligation
     3.2.1. Each WSI Entity is an organization duly organized, validly existing and in good standing (where such concept is recognized) under the laws of its jurisdiction of incorporation or organization. Assuming in each case valid execution and delivery by the parties thereto (other than WSI), this Agreement constitutes legal, valid and binding obligations of WSI enforceable against WSI in accordance with its terms, except as may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws in effect from time to time relating to or affecting the enforcement of creditors’ rights and remedies generally and by general principles of equity (regardless of whether enforcement is sought in a proceeding in equity or at law) (the “Enforcement Qualifications”).
     3.2.2. Each WSI Entity has the full corporate or other entity power and authority to own, lease and operate its assets and to carry on its business as now being conducted. Each WSI Entity is qualified to do business in every jurisdiction where the character or location of the properties owned or leased by it, or the nature of the business conducted by it, requires such qualification, except where the failure to be so qualified would not have a Material Adverse Effect on the WSI Entities or the WSI Business. Each WSI Entity shall have provided or made available within seven (7) Business Days after the date hereof to IESI-BFC correct and complete copies of all its organizational and governing documents, including all amendments thereto and restatements thereof. None of the WSI Entities is in default of any of the terms or conditions of any of its organizational and governing documents. Neither the execution and delivery of this Agreement by WSI nor the performance of its obligations thereunder, including the completion of the Transactions, conflicts with or will conflict with or violate or will violate any provision of its organizational or governing documents.
3.3 Existing Structure; Subsidiaries and Investments
     3.3.1. Section 3.3.1 of the WSI Disclosure Letter sets forth a correct and complete chart showing the names, jurisdictions of organization and the ownership of each WSI Entity (including the authorized, issued and outstanding capital stock, partnership or membership interests or other ownership interests of each WSI Entity) as of the date of the WSI Disclosure Letter. Other than as set forth in Section 3.3.1 of the WSI Disclosure Letter, no Person has any record or beneficial ownership interest in any WSI Entity (excluding any ownership interest in WSI). All shares of capital stock, partnership or membership interests or other ownership interests so indicated in Section 3.3.1 of the WSI Disclosure Letter as being issued and outstanding have been validly issued and are fully paid and non-assessable securities and all shares of capital stock, partnership or membership interests or other ownership interests (excluding shares of capital stock of WSI) are owned as indicated in Section 3.3.1 of the WSI Disclosure Letter, free and clear of any Lien other than as set forth in Section 3.3.1 of the WSI Disclosure Letter. Other than as set forth in Section 3.3.1 of the WSI Disclosure Letter, there are no restrictions on the voting rights (including voting trusts or proxies), or sale or transfer (including agreements relating to pre-emptive rights, rights of first refusal, co-sale rights or “drag-along” rights) of any securities of any WSI Entity or any registration rights with respect to any securities of any WSI Entity, other than pursuant to this Agreement.
     3.3.2. Except as set forth in Section 3.3.2 of the WSI Disclosure Letter, or as contemplated by this Agreement, none of the WSI Entities directly or indirectly owns or has any commitment to purchase any capital stock, partnership, membership or other equity, ownership or proprietary interest in any Person, nor does any WSI Entity have any direct or indirect Subsidiary.
3.4 Capital Structure
     3.4.1. The authorized capital stock of WSI as of the date of this Agreement consists of (i) 166,666,666 shares of WSI Common Stock, par value $0.01 per share and (ii) 5,000,000 shares of preferred stock, par value $0.01 per share (“WSI Preferred Stock”).
     3.4.2. As of the close of business on the day prior to the date hereof: (i) 46,253,107 shares of WSI Common Stock were issued and outstanding; (ii) no shares of WSI Preferred Stock were issued or outstanding; (iii) no shares of WSI Common Stock were held in the treasury of WSI; (iv) 2,262,191 shares of WSI Common Stock were duly reserved for future issuance pursuant to WSI Stock Awards; and (v) 2,804,694 shares of WSI Common Stock were duly reserved for future issuance pursuant to the exercise of WSI Warrants. Except as described above, as of the close of business on the day prior to the date hereof, there were no shares of voting or non-voting capital stock, equity interests or other equity securities of WSI authorized, issued, reserved for issuance or otherwise outstanding.
     3.4.3. All outstanding shares of WSI Common Stock are, and all shares which may be issued pursuant to the WSI Stock Options, restricted stock units granted pursuant to the WSI Stock Plans (“WSI RSUs”) and the WSI Warrants will be, when issued against payment therefor in accordance with the terms thereof, duly authorized, validly issued, fully paid and non-assessable, and not subject to, or issued in violation of, any preemptive, subscription or any kind of similar rights. WSI has no outstanding shares of WSI Common Stock that are subject to a right of repurchase.

     3.4.4. There are no bonds, debentures, notes or other indebtedness of WSI having the right to vote (or convertible into securities having the right to vote) on any matters on which stockholders of WSI may vote. Except as described in Schedule 3.4 hereto, there are no outstanding securities, options, warrants, calls, rights, commitments, agreements, arrangements or undertakings of any kind (contingent or otherwise) to which WSI is a party or bound obligating WSI to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock or other voting or equity securities of WSI or obligating WSI to issue, grant, extend or enter into any agreement to issue, grant or extend any security, option, warrant, call, right, commitment, agreement, arrangement or undertaking relating to the issuance of any such shares of capital stock or other voting or equity securities of WSI.
     3.4.5. Schedule 3.4 hereto contains a complete and correct list of all WSI Stock Options, WSI RSUs and WSI Warrants outstanding as of the date hereof, including the number of underlying securities and applicable strike prices (in each case in the aggregate amounts shown). The WSI Disclosure Letter will contain a complete and correct list of the holders of all WSI Stock Options, WSI RSUs and WSI Warrants outstanding as of the date specified therein, including: (i) the date of grant or issuance; (ii) the exercise price; (iii) the vesting schedule and expiration date; and (iv) all other material terms, including any terms regarding the acceleration of vesting.
     3.4.6. All of the issued and outstanding shares of WSI Common Stock and all of the issued and outstanding WSI Warrants, WSI Stock Options and WSI RSUs were issued in material compliance with all applicable securities Laws.
     3.4.7. Except as disclosed in Section 3.4.7 of the WSI Disclosure Letter, there are no outstanding contractual obligations of WSI to repurchase, redeem or otherwise acquire any shares of capital stock (or options or warrants to acquire any such             shares) or other security or equity interests of WSI. There are no stock-appreciation rights, security-based performance units, phantom stock or other security rights or other agreements, arrangements or commitments of any character (contingent or otherwise) pursuant to which any Person is or may be entitled to receive any payment or other value based on the revenues, earnings or financial performance, stock price performance or other attribute of WSI or any of its Subsidiaries or assets or calculated in accordance therewith of WSI or to cause WSI or any of its Subsidiaries to file a registration statement under securities Laws, or which otherwise relate to the registration of any securities of WSI or any of its Subsidiaries.
     3.4.8. Other than the voting agreements referred to in the Recitals, there are no voting trusts, proxies or other agreements, commitments or understandings to which WSI or any of its Subsidiaries or, to WSI’s Knowledge, any of the stockholders of WSI, is a party or by which any of them is bound with respect to the issuance, holding, acquisition, voting or disposition of any shares of capital stock or other security or equity interest of WSI or any of its Subsidiaries.
3.5 No Conflicts; Consents
     3.5.1. Except as set forth in Section 3.5.1 of the WSI Disclosure Letter (together with the matters set forth in Section 3.5.2 of the WSI Disclosure Letter, the

“WSI Consents”), the execution, delivery and performance by WSI of this Agreement does not and the consummation of the Merger and the other Transactions and compliance with the terms hereof will not, conflict with or result in any violation or breach of or default under (with or without notice or lapse of time, or both) or require the consent of any Person under, or give rise to a right of payment or reimbursement, or termination, cancellation, modification or acceleration of any obligation or loss of any material benefit under, or to increased, additional, accelerated or guaranteed rights or entitlements of any Person under, or result in the creation of a Lien upon any property or assets of any of the WSI Entities under any of the terms, conditions or provisions of (i) the charter, by-laws or other organizational documents of any of the WSI Entities, (ii) any Contract, lease, license, indenture, note, bond, agreement, permit, concession, franchise or other instrument, whether written or oral, to which any of the WSI Entities or any of their respective property or assets is bound, or (iii) other than the matters referred to in Section 3.5.2, any Law or Order applicable to any of the WSI Entities or any of their respective property or assets, other than in the case of clauses (ii) and (iii) above, any such items that, individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect and that would not reasonably be expected to prevent or adversely affect in any material respect the completion of the Transactions or compliance by any of the WSI Entities with the terms of this Agreement.
     3.5.2. Except as set forth in Section 3.5.2 of the WSI Disclosure Letter, no consent, approval, license, permit, Order or authorization of, or registration, declaration or filing with, any Governmental Authority is required to be obtained or made by the WSI Entities in connection with the execution, delivery and performance of this Agreement by the WSI Entities or the consummation of the Merger and the other Transactions in compliance with the terms hereof by the WSI Entities, other than (i) compliance with and filings under the HSR Act and the Competition Act, and (ii) the filing of the Certificate of Merger, except where the failure to obtain or make such, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect and would not reasonably be expected to prevent or adversely affect in any material respect the completion of the Transactions or compliance by any of the WSI Entities with the terms of this Agreement.
3.6 Securities Filings; Compliance
     3.6.1. WSI will have made available within seven (7) Business Days after the date hereof to IESI-BFC (by public filing with the SEC or otherwise) a true and complete copy of each report, schedule, registration statement, other statement (including proxy materials) and information filed by WSI with the SEC since January 1, 2006 (together with all documents filed by WSI with the SEC after the date hereof, the “WSI SEC Documents”), which include all the documents (other than preliminary material) that WSI was required to file with the SEC since January 1, 2006 pursuant to the U.S. federal securities Laws. WSI shall deliver (including by public filing with the SEC if IESI-BFC and its counsel are notified in writing contemporaneously with such filing) to IESI-BFC a true and complete copy of each document filed or furnished to the SEC after the date hereof. As of their respective filing dates and giving effect to any amendments or supplements that have been filed and made publicly available prior to the making of this representation and warranty, the WSI SEC Documents complied (and will comply in the case of documents filed after the date hereof) in all material respects with the requirements of the U.S. Securities Act, the

Sarbanes-Oxley Act and the U.S. Exchange Act applicable to such WSI SEC Documents and none of the WSI SEC Documents contained (or will contain in the case of documents filed after the date hereof) any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.
     3.6.2. As of the date hereof, WSI is in compliance in all material respects with all applicable requirements of the U.S. Securities Act, the U.S. Exchange Act, The Sarbanes-Oxley Act and the NASDAQ Stock Market.
     3.6.3. WSI’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the U.S. Exchange Act), as required by Rules 13a-15(a) and 15d-15(a) of the U.S. Exchange Act, are designed to ensure that all information required to be disclosed by WSI in the reports it files or submits under the U.S. Exchange Act is recorded, processed, summarized and reported within the time periods specified by the SEC’s rules and forms. WSI’s Chief Executive Officer and Chief Financial Officer have evaluated the effectiveness of WSI’s disclosure controls and procedures and, to the extent required by applicable Law, have presented in any applicable WSI SEC Document that is a report on Form 10-K or Form 10-Q, or any amendment thereto, their conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by such report or amendment based on such evaluation. Based on its most recently completed evaluation of its system of internal control over financial reporting prior to the date of this Agreement, to WSI’s Knowledge, (i) WSI had no significant deficiencies or material weaknesses in the design or operation of its internal control over financial reporting and (ii) there has been no fraud, whether or not material, that involves management or other employees who have a significant role in WSI’s internal control over financial reporting.
     3.6.4. Since January 1, 2007, (i) neither WSI nor any of its Subsidiaries, nor to WSI’s Knowledge, any director, officer, employee, auditor, accountant or representative of WSI or any Subsidiary of WSI has received or otherwise obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of WSI or any Subsidiary of WSI or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that WSI or any Subsidiary of WSI has engaged in questionable accounting or auditing practices, and (ii) to WSI’s Knowledge no attorney representing WSI or any Subsidiary of WSI, whether or not employed by WSI or any Subsidiary of WSI, has reported evidence of a material violation of U.S. federal securities Laws, breach of fiduciary duty or similar violation by WSI or any Subsidiary of WSI or any of their directors, officers, employees or agents to the board of directors of WSI or any committee thereof or to any director or executive officer of WSI.
3.7 Financial Statements
          (i) The audited consolidated financial statements included in WSI’s annual report on Form 10-K for its fiscal year ended December 31, 2008 (such financial statements collectively, the “WSI Audited Financial Statements”), and (ii) the unaudited consolidated financial statements included in WSI’s quarterly report on Form 10-Q for the nine months ended September 30, 2009 (such financial statements, the “WSI Interim Financial Statements” and, together with the WSI Audited Financial Statements, the “WSI Financial Statements” and such date, the “WSI Balance Sheet Date”), have been prepared from the Books and Records of the WSI Entities and in accordance with U.S. GAAP (subject to usual year-end adjustments in the case of the WSI Interim Financial Statements, none of which, individually or in the aggregate, would have a Material Adverse Effect) consistently applied throughout the periods indicated, except as may otherwise be noted therein. The WSI Financial Statements present fairly, in all material respects, the consolidated financial position of WSI and its consolidated Subsidiaries as of their respective dates, and their results of operations and cash flows for the year and period, respectively, then ended.
3.8 Liabilities
          None of the WSI Entities has any Liabilities, whether accrued, absolute, contingent or otherwise, other than (i) as and to the extent set forth in or reserved for in the balance sheet contained in the WSI Interim Financial Statements or in the notes thereto (together with immaterial Liabilities not included therein), (ii) current liabilities in respect of trade or business obligations incurred after the WSI Balance Sheet Date in the Ordinary Course (and not materially different in type or amount), none of which, individually or in the aggregate, has had or would reasonably be expected to have a Material Adverse Effect on the WSI Entities or the WSI Business, (iii) other Liabilities that would not be required to be included in a balance sheet prepared in accordance with U.S. GAAP, none of which, individually or in the aggregate has had or would reasonably be expected to have a Material Adverse Effect on the WSI Entities of the WSI Business, (iv) as set forth in Section 3.8 of the WSI Disclosure Letter, and (v) any Liabilities arising as a result of the Transactions. The only material Liabilities of the WSI Entities are, and immediately after the Closing will be, Liabilities with respect to the WSI Business or arising from the Transactions.
3.9 Properties; Encumbrances; Condition; Leases; Licenses
     3.9.1. Real Property.
     3.9.1.1. The WSI Entities, as applicable, have good, valid and marketable title, in fee simple, to all their material owned real property (in this Article III the “Owned Real Property”), and, as of the Closing Date, such Owned Real Property shall be free and clear of all Liens, except Permitted Liens. A list of the Owned Real Property and the municipal address of each such property is listed in Section 3.9.1.1 of the WSI Disclosure Letter.
     3.9.1.2. The WSI Entities, as applicable, have good and valid leasehold title to all their material leased real property (in this Article III, the “Leased Real Property”, and collectively with the Owned Real Property, the “Real Property”), and, as of the Closing Date, such leasehold title shall be free and clear of all Liens, except Permitted Liens and restrictions contained in the relevant lease and any restrictions imposed by operating permits relating to such Leased Real Property. A list of the Leased Real Property and the municipal address of each such property is listed in Section 3.9.1.2 of the WSI Disclosure Letter. A correct and complete copy of each lease relating to a Leased Real Property, and all amendments, modifications, assignment or other changes thereto will have been delivered or made available to IESI-BFC within seven (7) Business Days after the date hereof. The WSI Entities, as applicable, have the right to use such Leased Real Property in accordance with the terms of the applicable lease for the conduct of its business as presently conducted in all material respects. All leases relating to the Leased Real Property are in writing, valid, binding and in full force and effect. There has been no material breach of or default under any lease relating to the Leased Real Property by any of the WSI Entities or, to WSI’s Knowledge, any other Person, which breach or default has not been cured or waived and no event has occurred which, with notice or lapse of time or both, may constitute a material breach or default.
     3.9.1.3. To WSI’s Knowledge, the Real Property and its current uses conform in all material respects with all applicable Laws, including those relating to zoning, environmental and health and safety standards.
     3.9.1.4. To WSI’s Knowledge, no part of the Real Property is subject to any building or use restriction that would restrict or prevent the use and operation of the Real Property for the WSI Business in the same manner as prior to the Closing.
     3.9.1.5. Any material buildings, plants and other structures or improvements constituting part of the Real Property are being maintained by the WSI Entities in good working condition and repair in all material respects (ordinary wear and tear excepted) and have no material structural or other defects.
     3.9.1.6. To WSI’s Knowledge, there is no material proposed or pending assessment or any condemnation, expropriation, taking by eminent domain or similar proceedings with respect to all or any portion of the Real Property, and none of the WSI Entities has received any written or oral notice thereof.
     3.9.1.7. There are no outstanding agreements, options, contracts or commitments to sell, transfer, terminate, surrender, disclaim or otherwise dispose of all or part of the Real Property. The WSI Entities have all rights to possess, use and occupy the Real Property as necessary for the conduct of the WSI Business.
3.10 Patents; Trademarks; Other Intellectual Property
          The WSI Entities are the exclusive owners of or have a valid license to use all Intellectual Property used in or necessary to conduct the WSI Business as presently conducted (the “WSI Intellectual Property”) and, as of the Closing Date, such WSI Intellectual Property shall be free and clear of all Liens, except Permitted Liens and restrictions imposed by the terms of any relevant license in the case of any licensed WSI Intellectual Property. Neither the execution and delivery of this Agreement by the Parties thereto, nor the completion of the Transactions will in any way affect the continuation, validity or effectiveness of the WSI Intellectual Property or require the consent, waiver, approval, authorization of, notice to, or designation, registration, declaration or filing with, any party or third party in respect of the WSI Intellectual Property, except as would not be reasonably expected to result in a Material Adverse

Effect. No WSI Entity is in material breach of any license to use the WSI Intellectual Property. To WSI’s Knowledge: (i) the conduct of the WSI Business does not infringe, misappropriate or otherwise violate the intellectual property rights of any third Person and no claims or proceedings have been instituted or threatened alleging such infringement, misappropriation or violation; and (ii) no other Person has infringed, misappropriated or otherwise violated any of the rights in the WSI Intellectual Property owned by a WSI Entity, and no claims or proceedings have been instituted or threatened, alleging any such infringement, misappropriation or violation.
3.11 Contracts
          Correct and complete copies of all of the material Contracts to which any of the WSI Entities is bound (including all amendments thereto and restatements thereof) (in this Article III, collectively, the “Material Contracts”) will have been delivered or made available to IESI-BFC within seven (7) Business Days after the date hereof. Each of the Material Contracts is in full force and effect and is valid, binding and enforceable in accordance with its terms, except where the failure to be so valid, binding and enforceable and in full force and effect have not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. None of the WSI Entities is in default under any of the Material Contracts, and no event has occurred or, as a result of the Transactions will occur, which with the giving of notice, the lapse of time, or both, would constitute a default thereunder or result in any violation or breach thereof, except for such breaches that, individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect.
3.12 No Litigation
          There is no material claim, dispute or Action pending or, to WSI’s Knowledge, threatened with respect to the WSI Business, any WSI Entity, any of their respective partners, directors, managers or officers that, individually or in the aggregate, has had or would be reasonably expected to have a Material Adverse Effect. No WSI Entity is subject to any Order entered in any lawsuit, arbitration or similar proceeding that individually or in the aggregate has or would be reasonably expected to have a Material Adverse Effect.
3.13 Taxes
          Except as set forth in Section 3.13 of the WSI Disclosure Letter:
     3.13.1. The WSI Entities have timely filed all material Tax Returns required to be filed by the WSI Entities in accordance with all applicable Laws with the appropriate Governmental Authority in all jurisdictions in which such Tax Returns are required to be filed. All such material Tax Returns are correct and complete in all material respects. All Taxes owed and due by each of the WSI Entities (whether or not shown on any Tax Return) have been fully and timely paid by the WSI Entity responsible therefor or have been adequately provided for in the form of a reserve in the appropriate WSI Books and Records. The WSI Entities have maintained adequate provision on their Books and Records for all material Taxes that have accrued but are not yet due. None of the WSI Entities has received written notice of any claim made by any Governmental Authority in any jurisdiction where a WSI Entity did not file Tax Returns that any of the WSI Entities was or may be subject to taxation therein.

     3.13.2. No waivers or extensions of any applicable statute of limitations for the filing of any material Tax Returns, payment of any material Taxes or the assessment, reassessment or collection of any material Taxes by the WSI Entities are outstanding. All deficiencies proposed as a result of any audits or any other action or proceeding by a Governmental Authority for assessment, reassessment or collection of material Taxes relating to the WSI Entities have been paid or settled. None of the WSI Entities is negotiating any material draft assessment or reassessment with any Taxing Authority. Based on WSI’s Knowledge, there is no material dispute or claim concerning any Tax liability of any of the WSI Entities. None of the WSI Entities has received written notice of any pending federal, state, provincial, local or foreign material Tax audit or assessment of any of the WSI Entities and, to WSI’s Knowledge, no such Tax audit or assessment is threatened against any of the WSI Entities.
     3.13.3. Each of the WSI Entities has in all material respects withheld, collected, deposited and paid when due all Taxes required to have been withheld, collected, deposited and paid under all applicable Laws to the relevant Governmental Authority or other relevant Taxing Authority. No Liens for Taxes exist with respect to any assets or properties of the WSI Entities, except for Permitted Liens.
     3.13.4. None of the WSI Entities is a party to, is bound by or has any obligation under, any Tax sharing, indemnification or similar agreement.
     3.13.5. The WSI Entities do not have any actual or potential liability under Treasury Regulations Section 1.1502-6 (or any comparable or similar provision of any federal, state, provincial, local or foreign Law), as a transferee or successor, pursuant to any contractual obligation, or otherwise for any Taxes of any Person other than the WSI Entities.
     3.13.6. There are no material adjustments under Section 481 of the Code (or any similar adjustments under any provision of the Code or any comparable or similar foreign, state, provincial or local Tax Laws) that are required to be taken into account by the WSI Entities in any period ending after the Closing Date by reason of a change in method of accounting in any taxable period ending on or before the Closing Date.
3.14 Insurance
          Each of the WSI Entities maintains (or there is maintained on its behalf) insurance coverage with reputable insurers in such amounts and covering such risks and with such deductibles as is generally maintained by comparable businesses. The coverage under such policies is in full force and effect, all premiums on such policies have been paid in full in a timely manner and the WSI Entities have not received written notice of threatened termination with respect to any such policy.
3.15 Permits
          The WSI Entities hold or have the benefit of all material Permits required for the conduct of the WSI Business as presently conducted (the “WSI Permits”). All the WSI Permits are in full force and effect and no WSI Entity has engaged in any activity which would cause or permit revocation or suspension of any WSI Permit, and no action or proceeding looking to or contemplating the revocation or suspension of any WSI Permit is pending. WSI has not received written notice of any existing material defaults or material events of default or events or states of fact which with notice or lapse of time or both would constitute a material default by any WSI Entity under any WSI Permit.
3.16 Compliance with Laws; Regulatory Matters
          (i) Each of the WSI Entities is in compliance with and has conducted their business in compliance with all applicable Laws, including without limitation, the Foreign Corrupt Practices Act and any applicable foreign corrupt practice Law, and Orders, except for instances of non-compliance which, individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect, and (ii) none of the WSI Entities has received any written communication during the past three years from a Governmental Authority that alleges that any of the WSI Entities is not in compliance in any material respect with any applicable Law or Order. None of the WSI Entities have received notice that any investigation or review of the WSI Entities or the WSI Business by any Governmental Authority is pending. This Section 3.16 does not relate to matters with respect to Taxes, or Environmental Requirements, which are subject of Sections 3.13 and 3.17 respectively.
3.17 Environmental Matters
          Except for matters that have not had and would not reasonably be expected to have a Material Adverse Effect or as set forth in Section 3.17 of the WSI Disclosure Letter:
     3.17.1. each WSI Entity, the WSI Business and the Real Property is and has been in compliance with all applicable Environmental Requirements;
     3.17.2. each WSI Entity has obtained all Permits and maintained and complied with all such Permits required for its operations under applicable Environmental Requirements;
     3.17.3. there are no pending or, to WSI’s Knowledge, threatened Environmental Claims against or affecting any WSI Entity, the WSI Business, any Real Property or, to WSI’s Knowledge, any Former Real Property;
     3.17.4. to WSI’s Knowledge, none of the WSI Entities or any of their predecessors has handled, Released or disposed of, nor to WSI’s Knowledge have they allowed or arranged for any third party to handle, Release, or dispose of, any Hazardous Waste;
     3.17.5. to WSI’s Knowledge, none of the WSI Entities or any of their predecessors has handled, Released or disposed of, nor have they allowed or arranged for any third party to handle, Release or dispose of, any waste to, at or upon: (i) any location other than a site lawfully permitted to receive such waste; or (ii) any site which, pursuant to any Environmental Requirements, (x) has been placed on the National Priorities List or its state, local or Canadian federal or provincial equivalent, or (y) the EPA or the relevant state, local or Canadian federal or provincial agency or other Governmental Authority has notified any of the WSI Entities that such Governmental Authority has proposed or is proposing to place on the National Priorities List or its state, local or Canadian federal or provincial equivalent.
     3.17.6. except as disclosed in Section 3.17.6 of the WSI Disclosure Letter, no part of the Real Property or Former Real Property has ever been used by the WSI Entities or, to WSI’s Knowledge, by any of their predecessors or other Person as a landfill or for the disposal of waste. With respect to the landfills listed in Section 3.17.6 of the WSI Disclosure Letter, there has been no disposal of waste by the WSI Entities or, to WSI’s Knowledge, by any of their predecessors or other Person except in those areas approved at the time for the disposal of waste in accordance with Environmental Requirements and the WSI Permits;
     3.17.7. except as set forth in Section 3.17.7 of the WSI Disclosure Letter, there has been no Release of any Hazardous Material at, from, in, to, on or under any Real Property or to WSI’s Knowledge, any Former Real Property, that violates any Environmental Requirement and that could reasonably be expected to give rise to any Environmental Claim; and
     3.17.8. the WSI Entities’ closure and post-closure estimates with respect to each of its landfills, including future construction and maintenance of all landfill gas control systems, are adequate to meet applicable closure and post-closure obligations and the resulting financial assurances are sufficient to meet applicable Environmental Requirements.
3.17(A) Additional Environmental Matters
          Section 3.17(A) of the WSI Disclosure Letter lists (i) all material actual and alleged violations of Environmental Requirements currently outstanding with Governmental Authorities relating to (x) violations of any Environmental Requirements in relation to the WSI Entities or the WSI Business; (y) any WSI Permits issued to the WSI Entities; or (z) with respect to the Real Property, the WSI Business or to WSI’s Knowledge, the Former Real Property, and (ii) all pending, or to WSI’s Knowledge, threatened, material Environmental Claims against or affecting any WSI Entity, the WSI Business, any Real Property or to WSI’s Knowledge, any Former Real Property.
3.18 Compensation; Non-Arm’s Length Arrangements
     3.18.1. Except as set forth in Section 3.18.1 of the WSI Disclosure Letter, neither the execution of this Agreement nor the completion of the Transactions shall, in and of itself, result in any liability for severance or change of control payments or similar payment requirements to any employee, officer, director, manager, shareholder, partner, member, consultant, independent contractor, sales representative, agent or other Person, or any other related obligations.
     3.18.2. As of the Closing Date, the WSI Entities will not have any outstanding loans or advances to or owe any money or obligations to any officer or director of the WSI Entities or to any Person who owns 10% or more of the WSI Common Stock or to any family member or Affiliate of any such Person.

3.19 Employee Benefit Plans
     3.19.1. Except as would not have, individually or in the aggregate, a Material Adverse Effect, WSI, the WSI Entities and each of their WSI ERISA Affiliates has complied with the terms of all agreements and all applicable Laws relating to each of the pension, retirement, or supplemental retirement income plans or other employee compensation or benefit plans, agreements, policies, programs, arrangements or practices, whether written or oral, with respect to which WSI, the WSI Entities or any of their WSI ERISA Affiliates sponsors, administers or has any liability to make contributions or provide benefits (collectively referred to as “WSI Applicable Plans”).
     3.19.2. No step has been taken, no event has occurred and no condition or circumstance exists that has resulted in or could reasonably be expected to result in any WSI Applicable Plan under applicable Laws being ordered or required to be terminated or wound up in whole or in part or having its registration, qualification or tax exemption under applicable Law refused or revoked, or being placed under the administration of any trustee or receiver or regulatory authority or being required to pay any material Taxes, fees, penalties or levies under applicable Laws. There are no Actions, suits, claims (other than routine claims for payment of benefits in the Ordinary Course), trials, demands, investigations, arbitrations or other proceedings which are pending or, to WSI’s Knowledge, threatened in respect of any of the WSI Applicable Plans or their assets which would have, individually or in the aggregate, a Material Adverse Effect.
     3.19.3. Except as set forth in Section 3.19.3 of the WSI Disclosure Letter and except as would not have, individually or in the aggregate, a Material Adverse Effect (i) neither the execution and delivery of this Agreement nor the consummation of the Transactions will (either alone or in conjunction with any other event, including termination of employment) result in, cause the accelerated vesting or delivery of, or increase the amount or value of, any payment or benefit to any employee, officer or director of WSI, the WSI Entities or any WSI ERISA Affiliates; (ii) WSI, the WSI Entities and each WSI ERISA Affiliate has made all contributions required under applicable Law to fund their liabilities in respect of any WSI Applicable Plan including going concern unfunded liabilities, solvency deficiencies or wind-up deficiencies, where applicable; (iii) each WSI Applicable Plan that is required by Laws to be funded is fully funded on a going concern, solvency and wind-up basis; and (iv) none of the WSI Applicable Plans provide post-retirement health care continuation coverage and/or other benefits beyond retirement or other termination of service to employees or former employees or to the beneficiaries or dependents of such employees (except to the extent required under COBRA).
     3.19.4. Except as set forth in Section 3.19.4 of the WSI Disclosure Letter, neither WSI nor any of its Subsidiaries is obligated to make any payments or is a party to any agreement that would obligate it to make any payments as a result of the transactions contemplated under this Agreement that would not, to the extent otherwise deductible under Section 162 of the Code, be deductible under Section 280G of the Code (taking into account only compensation payable pursuant to agreements of WSI and the Subsidiaries which are in force prior to the Closing).

3.20 Labor Relations
          There have been no material violations of any Laws with respect to the current or former employees, employment practices or work conditions of any WSI Entity, or the terms and conditions of employment, wages and hours. No WSI Entity is engaged in any unfair labor or other unlawful employment practice and there are no material charges of unfair labor practices (as defined under applicable Law) or other employment related claims, complaints or actions pending or, to WSI’s Knowledge, threatened against any WSI Entity before any domestic or foreign Governmental Authority. There is no strike, picketing, slowdown, work stoppage or lock out, or organizational attempt pending against or involving any WSI Entity or the WSI Business. To WSI’s Knowledge, no issue with respect to union representation is pending with respect to the employees of any WSI Entity. Except as set forth in Section 3.20 of the WSI Disclosure Letter, no union or collective bargaining agent or other labor organization has ever been certified or recognized by the WSI Entities as the representative of any of the employees of any WSI Entity.
3.21 Customers and Suppliers
          Since January 1, 2009, there has been no termination or cancellation of, and no modification or change in, the WSI Entities’ business relationship with any customers or suppliers which would reasonably be expected to have a Material Adverse Effect on the WSI Entities or the WSI Business.
3.22 No Changes
          Except as set forth in Section 3.22 of the WSI Disclosure Letter, since January 1, 2009, none of the WSI Entities has:
     3.22.1. discharged or satisfied any material Liens or Liabilities, whether absolute, accrued, contingent or otherwise, whether due or to become due, other than current Liabilities shown on the balance sheet contained in the WSI Audited Financial Statements and current Liabilities incurred since January 1, 2009 in the Ordinary Course; and each WSI Entity has discharged or satisfied any such material Liabilities when due;
     3.22.2. permitted any of its assets with a value in excess of $1,000,000 to be subjected to any Lien except for Permitted Liens;
     3.22.3. sold, leased, transferred, terminated, surrendered, disclaimed or otherwise disposed of any assets with a value in excess of $500,000, individually or in the aggregate except in the Ordinary Course;
     3.22.4. made any capital expenditure other than capital expenditures that are (i) in the ordinary course of carrying on the WSI Business or used for ordinary repairs necessary to maintain its property and facilities or (ii) less than $500,000 individually or less than $1,000,000 in the aggregate for all WSI Entities;
     3.22.5. declared, set aside, made or paid any dividend, or any other distribution with respect to its capital stock, partnership or membership interests or other ownership interests, as applicable, other than to another WSI Entity;

     3.22.6. redeemed, purchased or otherwise acquired or disposed of any of its capital stock, partnership or membership interests or other ownership interests, as applicable, other than any such capital stock, partnership or membership interest or other ownership interests held by another WSI Entity;
     3.22.7. increased its Indebtedness in any material respect, or made any material loan or advance to any Person, except in the Ordinary Course;
     3.22.8. cancelled or waived any material debts, material claims or rights of material value, except in the Ordinary Course;
     3.22.9. made any change in methods, principles or practices of accounting or auditing other than as required by U.S. GAAP;
     3.22.10. conducted its business or entered into any material transaction, except in the Ordinary Course;
     3.22.11. suffered any material damage, destruction or loss, whether or not covered by insurance;
     3.22.12. made any material changes in the compensation, commission, bonus, benefits, pension or other direct or indirect remuneration payable or to become payable to its directors, managers, officers, employees, independent contractors or agents, including any improvements to severance or termination pay, except (i) as required by Law, or (ii) salary increases in the Ordinary Course;
     3.22.13. effected any revaluing of any of the assets or liabilities of the WSI Business, including writing up, writing down or writing off the value of inventory, accounts receivable or Intellectual Property, except for any such revaluing in the Ordinary Course or which, individually or in the aggregate, is immaterial to the WSI Business;
     3.22.14. become subject to any material labor dispute or, to WSI’s Knowledge, threatened material labor dispute involving the employees of any WSI Entity or the WSI Business;
     3.22.15. changed in any material respect the methods or procedures for billing or collection of customer accounts or recording of customer accounts receivable or reserves for doubtful accounts; or
     3.22.16. authorized or made a commitment, whether or not in writing, to do any of the foregoing.
          Since January 1, 2009, there has been no Material Adverse Effect relating to the WSI Entities or the WSI Business.
3.23 No Broker’s or Finder’s Fees
          Other than as set forth in Section 3.23 of the WSI Disclosure Letter, no agent, broker, investment bank or other Person acting or purporting to act on behalf of any of the WSI

Entities is, or will be, entitled to any commission or broker’s or finder’s fee respecting the Transactions from any of the WSI Entities or the IESI-BFC Entities.
3.24 Registration Statement/Proxy Statement Disclosure
          As of the date of its filing with the SEC, the date it becomes effective under the U.S. Securities Act and as of the Closing Date, the Registration Statement on Form F-4 (including the proxy statement relating to the WSI Stockholder Meeting contained therein) to be filed by IESI-BFC with the SEC in connection with the Merger, and any amendments and supplements thereto (the “Registration Statement”) will contain full, true and plain disclosure of all material facts relating to the WSI Business and the WSI Entities and will not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading, with respect to the WSI Business or the WSI Entities.
3.25 Vote Required
          The affirmative vote of the holders of a majority of the outstanding shares of WSI Common Stock is the only vote or consent of the holders of any classes or series of WSI’s capital stock necessary to approve this Agreement and the consummation of the transactions contemplated hereby, including the Merger.
Article IV
REPRESENTATIONS AND WARRANTIES OF IESI-BFC
          IESI-BFC represents and warrants to WSI that, except as disclosed in the IESI-BFC Securities Documents filed prior to the date hereof or as set forth in the IESI-BFC Disclosure Letter (which exceptions shall not apply in the case of Sections 4.1 to 4.5 inclusive, 4.13, 4.17, 4.17(A), 4.23, 4.24 and 4.25, except in the case of the IESI-BFC Disclosure Letter where such letter is specifically referred to in such Sections):
4.1 Authorization
          Each of IESI-BFC and Merger Sub has the requisite corporate power and authority to execute and deliver this Agreement and to perform its obligations hereunder, including the completion of the Transactions. The board of directors of IESI-BFC has unanimously approved this Agreement and the Transactions. The execution, delivery and performance by each of IESI-BFC and Merger Sub of this Agreement, including the completion of the Transactions, have been duly authorized by all necessary (corporate or other organizational) action on the part of IESI-BFC and Merger Sub and their directors, and no other action on the part of IESI-BFC or Merger Sub or their directors is necessary to authorize such execution, delivery or performance. No approval of the stockholders of IESI-BFC is required in connection with the Merger and this Agreement pursuant to IESI-BFC’s statute of incorporation or articles of amalgamation and by-laws.
4.2 Existence and Good Standing; Authority; Binding Obligation
     4.2.1. Each IESI-BFC Entity is an organization duly organized, validly existing and in good standing (where such concept is recognized) under the laws of its jurisdiction of incorporation or organization. Assuming in each case valid execution and delivery by the parties thereto (other than the IESI-BFC Entities), this Agreement constitutes legal, valid and binding obligations of each IESI-BFC Entity that is a party thereto enforceable against each such IESI-BFC Entity in accordance with its terms, except as may be limited by the Enforcement Qualifications.
     4.2.2. Each IESI-BFC Entity has the full entity power and authority to own, lease and operate its assets and to carry on its business as now being conducted. Each IESI-BFC Entity is qualified to do business in every jurisdiction where the character or location of the properties owned or leased by it, or the nature of the business conducted by it, requires such qualification, except where the failure to be so qualified would not have a Material Adverse Effect on the IESI-BFC Entities or the IESI-BFC Business. Each IESI-BFC Entity shall have provided or made available within seven (7) Business Days after the date hereof to WSI correct and complete copies of all its organizational and governing documents, including all amendments thereto and restatements thereof. None of the IESI-BFC Entities is in default of any of the terms or conditions of any of its organizational and governing documents. Neither the execution and delivery of this Agreement by the IESI-BFC Entities, as applicable, nor the performance of their respective obligations thereunder, including the completion of the Transactions, conflict with or will conflict with or violate or will violate any provision of their respective organizational or governing documents.
4.3 Existing Structure; Subsidiaries and Investments
     4.3.1. Section 4.3.1 of the IESI-BFC Disclosure Letter sets forth a correct and complete chart showing the names, jurisdictions of organization and the ownership of each IESI-BFC Entity (including the authorized, issued and outstanding capital stock, partnership or membership interests or other ownership interests of each IESI-BFC Entity) as of the date of the IESI-BFC Disclosure Letter. Other than as set forth in Section 4.3.1 of the IESI-BFC Disclosure Letter, no Person has any record or beneficial ownership interests in any IESI-BFC Entity (excluding any ownership interest in IESI-BFC). All shares of capital stock, partnership or membership interests or other ownership interests so indicated in Section 4.3.1 of the IESI-BFC Disclosure Letter as being issued and outstanding have been validly issued and are fully paid and non-assessable securities and all shares of capital stock, partnership or membership interests or other ownership interests (excluding any ownership interest in IESI-BFC) are owned as indicated in Section 4.3.1 of the IESI-BFC Disclosure Letter, free and clear of any Lien other than as set out in Section 4.3.1 of the IESI-BFC Disclosure Letter. Other than as set forth in Section 4.3.1 of the IESI-BFC Disclosure Letter there are no restrictions on the voting rights (including voting trusts or proxies), or sale or transfer (including agreements relating to pre-emptive rights, rights of first refusal, co-sale rights or “drag-along” rights) of any securities of any IESI-BFC Entity or any registration rights with respect to any IESI-BFC Entity, other than pursuant to this Agreement. All shares of IESI-BFC issued at the Closing pursuant to Article II will be duly authorized and validly issued, fully paid and non-assessable, and free and clear of any Lien.
     4.3.2. Except as set forth in Section 4.3.2 of the IESI-BFC Disclosure Letter, or as contemplated by this Agreement, none of the IESI-BFC Entities directly or indirectly owns or has any commitment to purchase any capital stock, partnership, membership or other equity, ownership or proprietary interest in any Person, nor does any IESI-BFC Entity have any direct or indirect Subsidiary.
4.4 Capital Structure
     4.4.1. The authorized share capital of IESI-BFC as of the date of this Agreement consists of (i) an unlimited number of common shares, (ii) an unlimited number of special shares and (iii) an unlimited number of preferred shares issuable in series.
     4.4.2. As of the close of business on the day prior to the date hereof: (i) 82,336,148 common shares were issued and outstanding; (ii) 11,095,233 special shares were issued and outstanding, (iii) 110,952.33 participating preferred shares in the capital of IESI Corporation were issued and outstanding and are exchangeable for 11,095,233 common shares in the capital of IESI-BFC pursuant to an amended and restated securityholders’ agreement dated October 1, 2008 (the “Securityholders’ Agreement”), (iv) no preferred shares were issued or outstanding and (v) 4,000,000 common shares of IESI-BFC were duly reserved for future issuance pursuant to IESI-BFC employee stock option plans and other incentive arrangements, with options to acquire an aggregate of 2,245,500 common shares of IESI-BFC granted at the date of this Agreement. Except as described above, as of the date of this Agreement, there were no shares of voting or non-voting capital stock, equity interests or other equity securities of IESI-BFC authorized, issued, reserved for issuance or otherwise outstanding.
     4.4.3. All outstanding common shares of IESI-BFC are, and all shares which may be issued pursuant to the IESI-BFC employee stock option plans and other incentive arrangements, will be, when issued against payment therefor in accordance with the terms thereof, duly authorized, validly issued, fully paid and non-assessable, and not subject to, or issued in violation of, any preemptive, subscription or any kind of similar rights. IESI-BFC has no outstanding common shares of IESI-BFC that are subject to a right of repurchase.
     4.4.4. There are no bonds, debentures, notes or other indebtedness of IESI-BFC having the right to vote (or convertible into securities having the right to vote) on any matters on which shareholders of IESI-BFC may vote. Except as described in this Section 4.4 and as provided in the Securityholders’ Agreement, there are no outstanding securities, options, warrants, calls, rights, commitments, agreements, arrangements or undertakings of any kind (contingent or otherwise) to which IESI-BFC is a party or bound obligating IESI-BFC to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares or other voting or equity securities of IESI-BFC or obligating IESI-BFC to issue, grant, extend or enter into any agreement to issue, grant or extend any security, option, warrant, call, right, commitment, agreement, arrangement or undertaking relating to the issuance of any shares or other voting or equity securities of IESI-BFC.
     4.4.5. All of the issued and outstanding common shares, all of the issued and outstanding special shares and all of the issued and outstanding options were issued in material compliance with all applicable securities Laws.

     4.4.6. Other than as provided in the Securityholders’ Agreement with respect to the right to exchange participating preferred shares of IESI Corporation for shares of IESI-BFC common stock, there are no outstanding contractual obligations of IESI-BFC to repurchase, redeem or otherwise acquire any shares in the capital of IESI-BFC (or options or warrants to acquire any such shares) or other security or equity interests of IESI-BFC. Other than the IESI-BFC Long-Term Incentive Plan and this Agreement, there are no stock-appreciation rights, security-based performance units, phantom stock or other security rights or other agreements, arrangements or commitments of any character (contingent or otherwise) pursuant to which any Person is or may be entitled to receive any payment or other value based on the revenues, earnings or financial performance, stock price performance or other attribute of IESI-BFC or any of its Subsidiaries or assets or calculated in accordance therewith of IESI-BFC or, other than as provided in the Securityholders’ Agreement, to cause IESI-BFC or any of its Subsidiaries to file a registration statement under securities Laws, or which otherwise relate to the registration of any securities of IESI-BFC or any of its Subsidiaries.
     4.4.7. Other than as provided in the Securityholders’ Agreement, there are no voting trusts, proxies or other agreements, commitments or understandings to which IESI-BFC or any of its Subsidiaries or, to IESI-BFC’s Knowledge, any of the shareholders of IESI-BFC, is a party or by which any of them is bound with respect to the issuance, holding, acquisition, voting or disposition of any shares in the capital of IESI-BFC or other security or equity interest of IESI-BFC or any of its Subsidiaries.
4.5 No Conflicts; Consents
     4.5.1. Except as set forth in Section 4.5.1 of the IESI-BFC Disclosure Letter (together with the matters set forth in Section 4.5.2 of the IESI-BFC Disclosure Letter, the “IESI-BFC Consents”), the execution, delivery and performance by the IESI-BFC Entities of this Agreement do not, the consummation of the Merger and the other Transactions and compliance with the terms hereof by the IESI-BFC Entities will not, conflict with or result in any violation or breach of or default under (with or without notice or lapse of time, or both) or require the consent of any Person under, or give rise to a right of payment or reimbursement, or termination, cancellation, modification or acceleration of any obligation or loss of any material benefit under, or to increased, additional, accelerated or guaranteed rights or entitlements of any Person under, or result in the creation of a Lien upon any property or assets of any of the IESI-BFC Entities under any of the terms, conditions or provisions of (i) the charter, by-laws or other organizational documents of any of the IESI-BFC Entities, (ii) any Contract, lease, license, indenture, note, bond, agreement, permit, concession, franchise or other instrument, whether written or oral, to which any of the IESI-BFC Entities or any of their respective property or assets is bound, or (iii) other than the matters referred to in Section 4.5.2, any Law or Order applicable to any of the IESI-BFC Entities or any of their respective property or assets, other than in the case of clauses (ii) and (iii) above, any such items that, individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect and that would not reasonably be expected to prevent or adversely affect in any material respect the completion of the Transactions or compliance by any of the IESI-BFC Entities with the terms of this Agreement.

     4.5.2. Except as set forth in Section 4.5.2 of the IESI-BFC Disclosure Letter, no consent, approval, license, permit, Order or authorization of, or registration, declaration or filing with, any Governmental Authority is required to be obtained or made by the IESI-BFC Entities in connection with the execution, delivery and performance of this Agreement by the IESI-BFC Entities or the consummation of the Merger and the other Transactions in compliance with the terms hereof by the IESI-BFC Entities, other than (i) compliance with and filings under the HSR Act and the Competition Act, and (ii) the filing of the Certificate of Merger, except where the failure to obtain or make such, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect and would not reasonably be expected to prevent or adversely affect in any material respect the completion of the Transactions or compliance by any of the IESI-BFC Entities with the terms of this Agreement.
4.6 Securities Filings; Compliance
     4.6.1. IESI-BFC will have made available within seven (7) Business Days after the date hereof to WSI (by public filing with the Canadian Securities Commissions or the SEC or otherwise) a true and complete copy of each report, schedule, prospectus, circular and information filed by IESI-BFC with the Canadian Securities Commissions or the SEC since January 1, 2006 (together with all documents filed by IESI-BFC with the Canadian Securities Commissions or the SEC after the date hereof, the “IESI-BFC Securities Documents”), which include all the documents (other than preliminary material) that IESI-BFC was required to file with Canadian Securities Commissions or the SEC since January 1, 2006 pursuant to Canadian Securities Laws or U.S. federal securities Laws. IESI-BFC shall deliver (including by public filing with the SEC or Canadian Securities Commissions if WSI and its counsel are notified in writing contemporaneously with such filing) to WSI a true and complete copy of each document filed or furnished to the Canadian Securities Commissions or the SEC after the date hereof. As of their respective filing dates and giving effect to any amendments and supplements that have been filed and made publicly available prior to the making of this representation and warranty, the IESI-BFC Securities Documents complied (and will comply in the case of all documents filed after the date hereof) in all material respects with the requirements of Canadian Securities Laws or U.S. federal securities Laws applicable to such IESI-BFC Securities Documents, and none of the IESI-BFC Securities Documents contained (or will contain in the case of documents filed after the date hereof) a misrepresentation (as defined in Canadian Securities Laws).
     4.6.2. As of the date hereof, IESI-BFC is in compliance in all material respects with all applicable requirements of Canadian Securities Laws or U.S. federal securities Laws and the Toronto Stock Exchange and the New York Stock Exchange.
     4.6.3. Management of the IESI-BFC Entities has designed and implemented disclosure controls and procedures (as defined in Multilateral Instrument 52-109) to provide reasonable assurance that material information relating to IESI-BFC (including its consolidated Subsidiaries) is made known to the management of the IESI-BFC Entities by others within those entities. To IESI-BFC’s Knowledge such disclosure controls and procedures are effective for such purposes. The management of the IESI-BFC Entities has designed and implemented internal controls over financial reporting (as defined in Multilateral Instrument 52-109) to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP. To IESI-BFC’s Knowledge such internal controls are effective for such purpose. Since the date of the filing of IESI-BFC’s most recent interim report for the quarter ended September 30, 2009, management of the IESI-BFC Entities has disclosed to IESI-BFC’s outside auditors and the audit committee of IESI-BFC (i) any significant deficiencies or material weaknesses in the design or operation internal control over financial reporting which exist to IESI-BFC’s Knowledge and are reasonably likely to adversely affect IESI-BFC’s ability to record, process, summarize and report financial information, or (ii) any fraud to IESI-BFC’s Knowledge, whether or not material, that involves management or other employees who have a significant role in IESI-BFC’s internal control over financial reporting.
     4.6.4. Since January 1, 2007, (i) neither IESI-BFC nor any of its Subsidiaries, nor to IESI-BFC’s Knowledge, any director, officer, employee, auditor, accountant or representative of IESI-BFC or any Subsidiary of IESI-BFC has received or otherwise obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of IESI-BFC or any Subsidiary of IESI-BFC or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that IESI-BFC or any Subsidiary of IESI-BFC has engaged in questionable accounting or auditing practices, and (ii) to IESI-BFC’s Knowledge no attorney representing IESI-BFC or any Subsidiary of IESI-BFC, whether or not employed by IESI-BFC or any Subsidiary of IESI-BFC, has reported evidence of a material violation of Canadian Securities Laws, breach of fiduciary duty or similar violation by IESI-BFC or any Subsidiary of IESI-BFC or any of their directors, officers, employees or agents to the board of directors of IESI-BFC or any committee thereof or to any director or executive officer of IESI-BFC.
4.7 Financial Statements
          (i) The audited consolidated financial statements of IESI-BFC for the year ended December 31, 2008 (such financial statements, the “IESI-BFC Audited Financial Statements”), and (ii) the interim unaudited consolidated financial statements of IESI-BFC for the nine months ended September 30, 2009 (such financial statements, the “IESI-BFC Interim Financial Statements” and, together with the IESI-BFC Audited Financial Statements, the “IESI-BFC Financial Statements” and such date, the “IESI-BFC Balance Sheet Date”), have been prepared from the Books and Records of IESI-BFC and in accordance with Canadian or U.S. GAAP as indicated in such statements (subject to usual year-end adjustments in the case of the IESI-BFC Interim Financial Statements, none of which, individually or in the aggregate, would have a Material Adverse Effect) consistently applied throughout the periods indicated, except as may otherwise be noted therein. The IESI-BFC Financial Statements present fairly, in all material respects, the consolidated financial position of IESI-BFC and its consolidated Subsidiaries as of their respective dates, and their results of operations and cash flows for the year and period, respectively, then ended.
4.8 Liabilities
          None of the IESI-BFC Entities has any Liabilities, whether accrued, absolute, contingent or otherwise, other than (i) as and to the extent set forth in or reserved for in the balance sheet contained in the IESI-BFC Interim Financial Statements or in the notes thereto (together with immaterial liabilities not included therein), (ii) current liabilities in respect of trade or business obligations incurred after the IESI-BFC Balance Sheet Date in the Ordinary Course (and not materially different in type or amount), none of which, separately or in the aggregate, has had or would reasonably be expected to have a Material Adverse Effect on the IESI-BFC Entities or the IESI-BFC Business, (iii) other Liabilities that would not be required to be included in a balance sheet prepared in accordance with U.S. GAAP, none of which individually or in the aggregate has had or would reasonably be expected to have a Material Adverse Effect on the IESI-BFC Entities or the IESI-BFC Business; (iv) as set forth in Section 4.8 of the IESI-BFC Disclosure Letter, and (v) any Liabilities arising as a result of the Transactions. The only material Liabilities of the IESI-BFC Entities are, and immediately after the Closing will be, Liabilities with respect to the IESI-BFC Business or arising from the Transactions.
4.9 Properties; Encumbrances; Condition; Leases; Licenses
     4.9.1. Real Property.
     4.9.1.1. The IESI-BFC Entities, as applicable, have good, valid and marketable title, in fee simple, to all their material owned real property (in this Article IV the “Owned Real Property”), and, as of the Closing Date, such Owned Real Property shall be free and clear of all Liens, except Permitted Liens. A list of the Owned Real Property and the municipal address of each such property is listed in Section 4.9.1.1 of the IESI-BFC Disclosure Letter.
     4.9.1.2. The IESI-BFC Entities, as applicable, have good and valid leasehold title to all their material leased real property (in this Article IV, the “Leased Real Property”, and collectively with the Owned Real Property, the “Real Property”), and, as of the Closing Date, such leasehold title shall be free and clear of all Liens, except Permitted Liens and restrictions contained in the relevant lease and any restrictions imposed by operating permits relating to such Leased Real Property. A list of the Leased Real Property and the municipal address of each such property is listed in Section 4.9.1.2 of the IESI-BFC Disclosure Letter. A correct and complete copy of each lease relating to a Leased Real Property, and all amendments, modifications, assignment or other changes thereto will have been delivered or made available to WSI within seven (7) Business Days after the date hereof. The IESI-BFC Entities, as applicable, have the right to use such Leased Real Property in accordance with the terms of the applicable lease for the conduct of its business as presently conducted in all material respects. All leases relating to the Leased Real Property are in writing, valid, binding and in full force and effect. There has been no material breach of or default under any lease relating to the Leased Real Property by any of the IESI-BFC Entities or, to IESI-BFC’s Knowledge, any other Person which breach or default has not been cured or waived and no event has occurred which, with notice or lapse of time or both, may constitute a material breach or default.
     4.9.1.3. To IESI-BFC’s Knowledge, the Real Property and its current uses conform in all material respects with all applicable Laws, including those relating to zoning, environmental and health and safety standards.

     4.9.1.4. To IESI-BFC’s Knowledge, no part of the Real Property is subject to any building or use restriction that would restrict or prevent the use and operation of the Real Property for the IESI-BFC Business in the same manner as prior to the Closing.
     4.9.1.5. Any material buildings, plants and other structures or improvements constituting part of the Real Property are being maintained by the IESI-BFC Entities in good working condition and repair in all material respects (ordinary wear and tear excepted) and have no material structural or other defects.
     4.9.1.6. To IESI-BFC’s Knowledge, there is no material proposed or pending assessment or any condemnation, expropriation, taking by eminent domain or similar proceedings with respect to all or any portion of the Real Property, and none of the IESI-BFC Entities has received any written or oral notice thereof.
     4.9.1.7. There are no outstanding agreements, options, contracts or commitments to sell, transfer, terminate, surrender, disclaim or otherwise dispose of all or part of the Real Property. IESI-BFC’s Entities have all rights to possess, use and occupy the Real Property as necessary for the conduct of the IESI-BFC Business.
4.10 Patents; Trademarks; Other Intellectual Property
          The IESI-BFC Entities are the exclusive owners of or have a valid license to use all Intellectual Property used in or necessary to conduct the IESI-BFC Business as presently conducted (the “IESI-BFC Intellectual Property”) and, as of the Closing Date, such IESI-BFC Intellectual Property shall be free and clear of all Liens, except Permitted Liens and restrictions imposed by the terms of any relevant license in the case of any licensed IESI-BFC Intellectual Property. Neither the execution and delivery of this Agreement by the Parties thereto, nor the completion of the Transactions will in any way affect the continuation, validity or effectiveness of the IESI-BFC Intellectual Property or require the consent, waiver, approval, authorization of, notice to, or designation, registration, declaration or filing with, any party or third party in respect of the IESI-BFC Intellectual Property, except as would not be reasonably expected to result in a Material Adverse Effect. No IESI-BFC Entity is in material breach of any license to use IESI-BFC Intellectual Property. To IESI-BFC’s Knowledge: (i) the conduct of the IESI-BFC Business does not infringe, misappropriate or otherwise violate the intellectual property rights of any third Person and no claims or proceedings have been instituted or threatened alleging such infringement, misappropriation or violation; and (ii) no other Person has infringed, misappropriated or otherwise violated any of the rights in the IESI-BFC Intellectual Property owned by a IESI-BFC Entity, and no claims or proceedings have been instituted or threatened, alleging any such infringement, misappropriation or violation.
4.11 Contracts
          Correct and complete copies of all of the material Contracts to which any of the IESI-BFC Entities is bound (including all amendments thereto and restatements thereof) (in this Article IV, collectively, the “Material Contracts”) will have been delivered or made available to WSI within seven (7) Business Days after the date hereof. Each of the Material Contracts is in full force and effect and is valid, binding and enforceable in accordance with its terms, except where the failure to be so valid, binding and enforceable and in full force and effect have not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. None of the IESI-BFC Entities is in default under any of the Material Contracts, and no event has occurred or, as a result of the Transactions will occur, which, with the giving of notice, the lapse of time, or both, would constitute a default thereunder or result in any violation or breach thereof, except for such breaches that, individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect.
4.12 No Litigation
          There is no material claim, dispute or Action pending or, to IESI-BFC’s Knowledge, threatened with respect to the IESI-BFC Business, any IESI-BFC Entity, any of their respective partners, directors, managers or officers that, individually or in the aggregate, has had or would be reasonably expected to have a Material Adverse Effect. No IESI-BFC Entity is subject to any Order entered in any lawsuit, arbitration or similar proceeding that individually or in the aggregate has or would be reasonably expected to have a Material Adverse Effect.
4.13 Taxes
     Except as set forth in Section 4.13 of the IESI-BFC Disclosure Letter:
     4.13.1. The IESI-BFC Entities have timely filed all material Tax Returns required to be filed by the IESI-BFC Entities in accordance with all applicable Laws with the appropriate Governmental Authority in all jurisdictions in which such Tax Returns are required to be filed. All such material Tax Returns are correct and complete in all material respects. All Taxes owed and due by each of the IESI-BFC Entities (whether or not shown on any Tax Return) have been fully and timely paid by the IESI-BFC Entity responsible therefor or have been adequately provided for in the form of a reserve in the appropriate IESI-BFC Books and Records. The IESI-BFC Entities have maintained adequate provision on their Books and Records for all material Taxes that have accrued but are not yet due. None of the IESI-BFC Entities has received written notice of any claim made by any Governmental Authority in any jurisdiction where a IESI-BFC Entity did not file Tax Returns that any of the IESI-BFC Entities was or may be subject to taxation therein.
     4.13.2. No waivers or extensions of any applicable statute of limitations for the filing of any material Tax Returns, payment of any material Taxes or the assessment, reassessment or collection of any material Taxes by the IESI-BFC Entities are outstanding. All deficiencies proposed as a result of any audits or any other action or proceeding by a Governmental Authority for assessment, reassessment or collection of material Taxes relating to the IESI-BFC Entities have been paid or settled. None of the IESI-BFC Entities is negotiating any material draft assessment or reassessment with any Taxing Authority. Based on IESI-BFC’s Knowledge, there is no material dispute or claim concerning any Tax liability of any of the IESI-BFC Entities. None of the IESI-BFC Entities has received written notice of any pending federal, provincial, state, local or foreign material Tax audit or assessment of any of the IESI-BFC Entities and, to IESI-

BFC’s Knowledge, no such Tax audit or assessment is threatened against any of the IESI-BFC Entities.
     4.13.3. Each of the IESI-BFC Entities has in all material respects withheld, collected, deposited and paid when due all Taxes required to have been withheld, collected, deposited and paid under all applicable Laws to the relevant Governmental Authority or other relevant Taxing Authority. No Liens for Taxes exist with respect to any assets or properties of the IESI-BFC Entities, except for Permitted Liens.
     4.13.4. None of the IESI-BFC Entities is a party to, is bound by or has any obligation under, any Tax sharing, indemnification or similar agreement.
     4.13.5. The IESI-BFC Entities do not have any actual or potential liability under Treasury Regulations Section 1.1502-6 (or any comparable or similar provision of any federal, state, provincial, local or foreign Law), as a transferee or successor, pursuant to any contractual obligation, or otherwise for any Taxes of any Person other than the IESI-BFC Entities.
     4.13.6. There are no material adjustments under Section 481 of the Code (or any similar adjustments under any provision of the Code or comparable or similar foreign, state, provincial or local Tax Laws) that are required to be taken into account by the IESI-BFC Entities in any period ending after the Closing Date by reason of a change in method of accounting in any taxable period ending on or before the Closing Date.
4.14 Insurance
          Each of the IESI-BFC Entities maintains (or there is maintained on its behalf) insurance coverage with reputable insurers in such amounts and covering such risks and with such deductibles as is generally maintained by comparable businesses. The coverage under such policies is in full force and effect, all premiums on such policies have been paid in full in a timely manner and the IESI-BFC Entities have not received written notice of threatened termination with respect to any such policy.
4.15 Permits
          The IESI-BFC Entities hold or have the benefit of all material Permits for the conduct of the IESI-BFC Business as presently conducted (the “IESI-BFC Permits”). All the IESI-BFC Permits are in full force and effect and no IESI-BFC Entity has engaged in any activity which would cause or permit revocation or suspension of any IESI-BFC Permit, and no action or proceeding looking to or contemplating the revocation or suspension of any IESI-BFC Permit is pending. IESI-BFC has not received written notice of any existing material defaults or material events of default or events or states of fact which with notice or lapse of time or both would constitute a material default by any IESI-BFC Entity under any IESI-BFC Permit.
4.16 Compliance with Laws; Regulatory Matters
          (i) Each of the IESI-BFC Entities is in compliance with and has conducted its business in compliance with all applicable Laws, including without limitation, the Foreign Corrupt Practices Act and any applicable foreign corrupt practice Law, and Orders, except for instances of non-compliance which, individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect, and (ii) none of the IESI-BFC Entities has received any written communication during the past three years from a Governmental Authority that alleges that any of the IESI-BFC Entities is not in compliance in any material respect with any applicable Law or Order. None of the IESI-BFC Entities have received notice that any investigation or review of the IESI-BFC Entities or the IESI-BFC Business by any Governmental Authority is pending. This Section 4.16 does not relate to matters with respect to Taxes, or Environmental Requirements, which are subject of Sections 4.13 and 4.17, respectively.
4.17 Environmental Matters
          Except for matters that have not had and would not reasonably be expected to have a Material Adverse Effect or as set forth in Section 4.17 of the IESI-BFC Disclosure Letter:
     4.17.1. each IESI-BFC Entity, the IESI-BFC Business and the Real Property is and has been in compliance with all applicable Environmental Requirements;
     4.17.2. each IESI-BFC Entity has obtained all Permits and maintained and complied with all such Permits required for its operations under applicable Environmental Requirements;
     4.17.3. there are no pending or, to IESI-BFC’s Knowledge, threatened Environmental Claims against or affecting any IESI-BFC Entity, the IESI-BFC Business, any Real Property or, to IESI-BFC’s Knowledge, any Former Real Property;
     4.17.4. to IESI-BFC’s Knowledge, none of the IESI-BFC Entities or any of their predecessors has handled, Released or disposed of, nor to IESI-BFC’s Knowledge have they allowed or arranged for any third party to handle, Release, or dispose of, any Hazardous Waste;
     4.17.5. to IESI-BFC’s Knowledge, none of the IESI-BFC Entities or any of their predecessors has handled, Released or disposed of, nor have they allowed or arranged for any third party to handle, Release or dispose of, any waste to, at or upon: (i) any location other than a site lawfully permitted to receive such waste; or (ii) any site which, pursuant to any Environmental Requirements, (x) has been placed on the National Priorities List or its state, local or Canadian federal or provincial equivalent, or (y) the EPA or the relevant state, local or Canadian federal or provincial agency or other Governmental Authority has notified any of the IESI-BFC Entities that such Governmental Authority has proposed or is proposing to place on the National Priorities List or its state, local or Canadian federal or provincial equivalent;
     4.17.6. except as disclosed in Section 4.17.6 of the IESI-BFC Disclosure Letter, no part of the Real Property or Former Real Property has ever been used by the IESI-BFC Entities or, to IESI-BFC’s Knowledge, by any of their predecessors or other Person as a landfill or for the disposal of waste. With respect to the landfills listed in Section 4.17.6 of the IESI-BFC Disclosure Letter, there has been no disposal of waste by the IESI-BFC Entities or, to IESI-BFC’s Knowledge, by any of their predecessors or other Person except in those areas approved at the time for the disposal of waste in accordance with Environmental Requirements and the IESI-BFC Permits;
     4.17.7. except as set forth in Section 4.17.7 of the IESI-BFC Disclosure Letter, there has been no Release of any Hazardous Material at, from, in, to, on or under any Real Property or to IESI-BFC’s Knowledge, any Former Real Property, that violates any Environmental Requirement and that could reasonably be expected to give rise to any Environmental Claim; and
     4.17.8. the IESI-BFC Entities’ closure and post-closure estimates with respect to each of its landfills, including future construction and maintenance of all landfill gas control systems, are adequate to meet applicable closure and post-closure obligations and the resulting financial assurances are sufficient to meet applicable Environmental Requirements.
4.17(A) Additional Environmental Matters
          Section 4.17(A) of the IESI-BFC Disclosure Letter lists (i) all material actual and alleged violations of Environmental Requirements currently outstanding with Governmental Authorities relating to (x) violations of any Environmental Requirements in relation to the IESI-BFC Entities or the IESI-BFC Business; (y) any IESI-BFC Permits issued to the IESI-BFC Entities; or (z) with respect to the Real Property, the IESI-BFC Business or to IESI-BFC’s Knowledge, the Former Real Property, and (ii) all pending, or to IESI-BFC’s Knowledge, threatened, material Environmental Claims against or affecting any IESI-BFC Entity, the IESI-BFC Business, any Real Property or to IESI-BFC’s Knowledge, any Former Real Property.
4.18 Compensation; Non-Arm’s Length Arrangements
     4.18.1. Except as set forth in Section 4.18.1 of the IESI-BFC Disclosure Letter, neither the execution of this Agreement nor the completion of the Transactions shall, in and of itself, result in any liability for severance or change of control payments or similar payment requirements to any employee, officer, director, manager, shareholder, partner, member, consultant, independent contractor, sales representative, agent or other person, or any other related obligations.
     4.18.2. As of the Closing Date, the IESI-BFC Entities will not have any outstanding loans or advances to or owe any money or obligations to any officer or director of the IESI-BFC Entities or to any Person who owns 10% or more of the common shares of IESI-BFC or to any family member or Affiliate of any such Person.
4.19 Employee Benefit Plans
     4.19.1. Except as would not have, individually or in the aggregate, a Material Adverse Effect, IESI-BFC, the IESI-BFC Entities and each of their IESI-BFC ERISA Affiliates has complied with the terms of all agreements and all applicable Laws relating to each of the pension, retirement or supplemental retirement income plans or other employee compensation or benefit plans, agreements, policies, programs, arrangements or practices, whether written or oral, with respect to which IESI-BFC, the IESI-BFC Entities or any of their IESI-BFC ERISA Affiliates sponsors, administers or has any liability to make contributions or provide benefits (collectively referred to as “IESI-BFC Applicable Plans”).

     4.19.2. No step has been taken, no event has occurred and no condition or circumstance exists that has resulted in or could reasonably be expected to result in any IESI-BFC Applicable Plan under applicable Laws being ordered or required to be terminated or wound up in whole or in part or having its registration, qualification or tax exemption under applicable Law refused or revoked, or being placed under the administration of any trustee or receiver or regulatory authority or being required to pay any material Taxes, fees, penalties or levies under applicable Laws. There are no Actions, suits, claims (other than routine claims for payment of benefits in the Ordinary Course), trials, demands, investigations, arbitrations or other proceedings which are pending or, to IESI-BFC’s Knowledge, threatened in respect of any of the IESI-BFC Applicable Plans or their assets which would have, individually or in the aggregate, a Material Adverse Effect.
     4.19.3. Except as set forth in Section 4.19.3 of the IESI-BFC Disclosure Letter and except as would not have, individually or in the aggregate, a Material Adverse Effect (i) neither the execution and delivery of this Agreement nor the consummation of the Transactions will (either alone or in conjunction with any other event, including termination of employment) result in, cause the accelerated vesting or delivery of, or increase the amount or value of, any payment or benefit to any employee, officer or director of IESI-BFC, the IESI-BFC Entities or any IESI-BFC ERISA Affiliates; (ii) IESI-BFC, the IESI-BFC Entities and each IESI-BFC ERISA Affiliate has made all contributions required under applicable Law to fund their liabilities in respect of any IESI-BFC Applicable Plan including going concern unfunded liabilities, solvency deficiencies or wind-up deficiencies, where applicable; (iii) each IESI-BFC Applicable Plan that is required by Laws to be funded is fully funded on a going concern, solvency and wind-up basis; and (iv) none of the IESI-BFC Applicable Plans provide post-retirement health care continuation coverage and/or other benefits beyond retirement or other termination of service to employees or former employees or to the beneficiaries or dependents of such employees (except to the extent required under COBRA).
     4.19.4. Except as set forth in Section 4.19.4 of the IESI-BFC Disclosure Letter, neither IESI-BFC nor any of its Subsidiaries is obligated to make any payments or is a party to any agreement that would obligate it to make any payments as a result of the transactions contemplated under this Agreement that would not, to the extent otherwise deductible under Section 162 of the Code, be deductible under Section 280G of the Code (taking into account only compensation payable pursuant to agreements of IESI-BFC and the Subsidiaries which are in force prior to the Closing).
4.20 Labor Relations
          There have been no material violations of any Laws with respect to the current or former employees, employment practices or work conditions of any IESI-BFC Entity, or the terms and conditions of employment, wages and hours. No IESI-BFC Entity is engaged in any unfair labor or other unlawful employment practice and there are no material charges of unfair labor practices (as defined under applicable Law) or other employment related claims, complaints or actions pending or, to IESI-BFC’s Knowledge, threatened against any IESI-BFC Entity before any domestic or foreign Governmental Authority. There is no strike, picketing, slowdown, work stoppage or lock out, or organizational attempt pending against or involving any IESI-BFC Entity or the IESI-BFC Business. To IESI-BFC’s Knowledge, no issue with respect to union representation is pending with respect to the employees of any IESI-BFC Entity. Except as set forth in Section 4.20 of the IESI-BFC Disclosure Letter, no union or collective bargaining agent or other labor organization has ever been certified or recognized by the IESI-BFC Entities as the representative of any of the employees of any IESI-BFC Entity.
4.21 Customers and Suppliers
          Since January 1 2009, there has been no termination or cancellation of, and no modification or change in, the IESI-BFC Entities’ business relationship with any customers or suppliers which would reasonably be expected to have a Material Adverse Effect on the IESI-BFC Entities or the IESI-BFC Business.
4.22 No Changes
          Except as set forth in Section 4.22 of the IESI-BFC Disclosure Letter, since January 1, 2009, none of the IESI-BFC Entities has:
     4.22.1. discharged or satisfied any material Liens or Liabilities, whether absolute, accrued, contingent or otherwise, whether due or to become due, other than current Liabilities shown on the balance sheet contained in the IESI-BFC Audited Financial Statements and current Liabilities incurred since January 1, 2009 in the Ordinary Course; and each IESI-BFC Entity has discharged or satisfied such Liabilities when due;
     4.22.2. permitted any of its assets with a value in excess of $1,000,000 to be subjected to any Lien except for Permitted Liens;
     4.22.3. sold, leased, transferred, terminated, surrendered, disclaimed or otherwise disposed of any assets with a value in excess of $500,000, individually or in the aggregate, except in the Ordinary Course;
     4.22.4. made any capital expenditure other than capital expenditures that are (i) in the ordinary course of carrying on the IESI-BFC Business or used for ordinary repairs necessary to maintain its property and facilities or (ii) less than $500,000 individually or less than $1,000,000 in the aggregate for all IESI-BFC Entities;
     4.22.5. declared, set aside, made or paid any dividend, or any other distribution with respect to its capital stock, partnership or membership interests or other ownership interests, as applicable, other than to another IESI-BFC Entity and other than the regular and special quarterly dividends for 2009 and the regular quarterly dividends for 2010;
     4.22.6. redeemed, purchased or otherwise acquired or disposed of any of its capital stock, partnership or membership interests or other ownership interests, as applicable, other than any such capital stock, partnership or membership interests or other ownership interests held by another IESI-BFC Entity;
     4.22.7. increased its Indebtedness in any material respect, or made any material loan or advance to any Person, except in the Ordinary Course;

     4.22.8. cancelled or waived any material debts, material claims or material rights of value, except in the Ordinary Course;
     4.22.9. made any change in methods, principles or practices of accounting or auditing other than as required by Canadian or U.S. GAAP;
     4.22.10. conducted its business or entered into any material transaction, except in the Ordinary Course;
     4.22.11. suffered any material damage, destruction or loss, whether or not covered by insurance;
     4.22.12. made any material changes in the compensation, commission, bonus, benefits, pension or other direct or indirect remuneration payable or to become payable to its directors, managers, officers, employees, independent contractors or agents, including any improvements to severance or termination pay, except (i) as required by Law, or (ii) salary increases in the Ordinary Course;
     4.22.13. effected any revaluing of any of the assets or liabilities of the IESI-BFC Business, including writing up, writing down or writing off the value of inventory, accounts receivable or Intellectual Property, except for any such revaluing in the Ordinary Course or which, individually or in the aggregate, is immaterial to the IESI-BFC Business;
     4.22.14. become subject to any material labor dispute or, to IESI-BFC’s Knowledge, threatened material labor dispute involving the employees of any IESI-BFC Entity or the IESI-BFC Business;
     4.22.15. changed in any material respect the methods or procedures for billing or collection of customer accounts or recording of customer accounts receivable or reserves for doubtful accounts; or
     4.22.16. authorized or made a commitment, whether or not in writing, to do any of the foregoing.
          Since January 1, 2009, there has been no Material Adverse Effect in the IESI-BFC Entities or the IESI-BFC Business.
4.23 No Broker’s or Finder’s Fees
          Other than as set forth in Section 4.23 of the IESI-BFC Disclosure Letter, no agent, broker, investment bank or other Person acting or purporting to act on behalf of any of the IESI-BFC Entities is, or will be, entitled to any commission or broker’s or finder’s fee respecting the Transactions from any of the IESI-BFC Entities or the WSI Entities.

4.24 Registration Statement Disclosure
          As of the date of its filing with the SEC, the date it becomes effective under the U.S. Securities Act and as of the Closing Date, the Registration Statement will contain full, true and plain disclosure of all material facts relating to the IESI-BFC Business and the IESI-BFC Entities and will not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading, with respect to the IESI-BFC Business or the IESI-BFC Entities.
4.25 Merger Sub
Merger Sub was formed solely to effectuate the Transactions and has no operations, assets or liabilities other than as a result of its entry into this Agreement. At the Effective Time, IESI-BFC will cause Merger Sub to merge into WSI.
Article V
OTHER COVENANTS OF THE PARTIES
5.1 Conduct of WSI Business
          Except as contemplated in this Agreement or with the prior written consent of IESI-BFC, during the period from the date hereof to the Closing Date, WSI shall (i) cause the WSI Business to be carried on only, and shall ensure that the WSI Entities do not take any action except, in the Ordinary Course (provided that actions required in connection with WSI’s obligation to file a registration statement on Form S-4 with respect to its Senior Subordinated Notes shall not be deemed to be outside the Ordinary Course); (ii) cause each WSI Entity to use its commercially reasonable efforts to preserve intact its business organization and its present relationships with customers, suppliers, landlords and other Persons with which it may have significant business relationships and to keep available the services of its current officers, employees and consultants; and (iii) ensure that none of the WSI Entities, directly or indirectly, do, authorize, agree or commit to do any of the following:
     5.1.1. modify, amend or otherwise change, or take any action in contravention of, its certificate of incorporation or by-laws or equivalent organizational documents or governing documents;
     5.1.2. enter into any merger, consolidation, business combination, joint venture or other material corporate transaction;
     5.1.3. (i) issue (other than pursuant to the terms of convertible securities disclosed in Schedule 3.4 hereto), sell, dispose of, pledge or encumber any shares of its capital stock of any class or its partnership or membership interests or other ownership interests, as applicable, or any options, warrants, convertible securities or other rights of any kind to acquire any shares of its capital stock or its partnership or membership interests or any other ownership interests, as applicable, of it, or (ii) sell, dispose of, pledge or encumber any of its assets, tangible or intangible, unless in the case of this clause (ii) any such disposition is in the Ordinary Course and involves, individually or in the aggregate for all of the WSI Entities, aggregate fair value not in excess of $1,000,000;
     5.1.4. purchase or otherwise acquire (including, for cash or securities, by merger, consolidation, or acquisition of securities or assets) any business or any interest in any Person, or make any investment either by purchase of securities, contributions of capital or property transfer, unless any such purchase or other acquisition is in the Ordinary Course and involves aggregate consideration not in excess of $1,000,000;
     5.1.5. incur any Indebtedness (including any refinancing of existing Indebtedness) or guarantee or endorse or otherwise as an accommodation become responsible for, the obligations of any Person, or make any loans or advances, other than pursuant to WSI’s senior credit facilities existing on the date hereof as necessary to meet ordinary working capital requirements, Indebtedness incurred in the Ordinary Course or liabilities under Contracts entered into in the Ordinary Course, provided that this Section 5.1.5 shall not restrict any action required in connection with WSI’s obligation to file a Registration Statement on Form S-4 with respect to its Senior Subordinated Notes;
     5.1.6. declare, set aside, make or pay any dividend or any other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock or partnership or membership interests or other ownership interests, other than to another WSI Entity;
     5.1.7. reclassify, combine, split, subdivide or redeem, purchase or otherwise acquire, directly or indirectly, any of its capital stock, partnership or membership interests or other ownership interests as applicable, other than any of such capital stock, partnership or membership interest or other ownership interest held entirely by another WSI Entity;
     5.1.8. make any capital expenditures, other than capital expenditures that are (i) in the ordinary course of carrying on the WSI Business or used for ordinary repairs necessary to maintain its property and facilities, or (ii) less than $250,000 individually or less than $500,000 in the aggregate for all WSI Entities;
     5.1.9. enter into, amend, terminate, surrender, disclaim, assign or sublet any Material Contract with a value in excess of $1,000,000 annually, or any material lease relating to a Leased Real Property;
     5.1.10. sell, assign, convey or otherwise dispose of any assets of the WSI Entities outside of the Ordinary Course;
     5.1.11. increase the compensation, commission, bonus, benefits, pension or other direct or indirect remuneration payable or to become payable to its directors, managers, officers, employees (other than in the Ordinary Course), or grant or agree to grant any severance or termination pay to, or enter into any employment or severance agreement with any such Persons (other than in the Ordinary Course), or establish, adopt, enter into or amend or take any action to accelerate any rights or benefits under any collective bargaining, bonus, incentive, profit share, trust, compensation, stock option, restricted stock, pension, retirement, supplemental retirement, deferred compensation, employment, termination, severance or other plan, agreement, trust, fund, policy or arrangement for the benefit of any such Persons, except as required by Law or the terms of an existing Contract or incur any withdrawal liability (within the meaning of Section 4201 of ERISA);

     5.1.12. change its fiscal year or make any material change in its accounting policies or procedures, unless required under U.S. GAAP or otherwise required by Law;
     5.1.13. permit present insurance policies or other comparable insurance coverage to lapse;
     5.1.14. adopt any plan or proposal for a complete or partial liquidation or dissolution or any reorganization or recapitalization or commence any case, proceeding or action seeking relief under any existing or future Laws relating to bankruptcy, insolvency, conservatorship or relief of debtors;
     5.1.15. take or permit to be taken, any action that would prevent the WSI Business as it currently exists, from continuing on an ongoing basis in all material respects;
     5.1.16. settle or compromise any material liability for Taxes;
     5.1.17. make or change any material Tax election or file an amended Tax Return that would affect any of the WSI Entities in any material respect in relation to a prior period or surrender any right to claim a material refund of Taxes;
     5.1.18. take any action which if it had been taken immediately prior to the date hereof would have resulted in a breach of a representation or warranty under Article III; or
     5.1.19. take any action which would reasonably be expected to delay or hinder the ability of WSI to consummate the Transactions or to fulfill its obligations set forth herein or impair the ability of WSI to obtain the approval of the holders of WSI Common Stock of WSI Stockholders Approval Matters.
5.2 Conduct of IESI-BFC Business
     5.2.1. Except as contemplated in this Agreement or with the prior written consent of WSI, during the period from the date hereof to the Closing Date, IESI-BFC shall (i) cause the IESI-BFC Business to be carried on only, and shall ensure that the IESI-BFC Entities do not take any action except, in the Ordinary Course; (ii) cause each IESI-BFC Entity to use its commercially reasonable efforts to preserve intact its business organization and its present relationships with customers, suppliers, landlords and other Persons with which it may have significant business relationships and to keep available the services of its current officers, employees and consultants; and (iii) ensure that none of the IESI-BFC Entities, directly or indirectly, do, authorize, agree or commit to do any of the following:
     5.2.1.1. enter into any merger, consolidation, business combination, joint venture or other material corporate transaction with any Person except Permitted Acquisitions;
     5.2.1.2. purchase or otherwise acquire (including for cash or securities, by merger, consolidation, or acquisition of securities or assets) any business or any interest in any Person or any property or assets, or make any investment either by purchase of stock or securities, contributions of capital or property transfer, unless such purchase or acquisition is in the Ordinary Course and involves, individually or in the aggregate for all IESI-BFC Entities, aggregate consideration not in excess of $25,000,000 (“Permitted Acquisitions”);
     5.2.1.3. declare, set aside, make or pay any dividend or any other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock or partnership or membership interests or other ownership interests, other than to another IESI-BFC Entity and other than the regular and special quarterly dividends for 2009 and the regular quarterly dividends for 2010.
     5.2.1.4. reclassify, combine, split, subdivide or redeem, purchase or otherwise acquire, directly or indirectly, any of its capital stock partnership or membership interests or other ownership interests as applicable, other than any such capital stock, partnership or membership interests or other ownership interests held entirely by another IESI-BFC Entity;
     5.2.1.5. sell, assign, convey or otherwise dispose of all or substantially all of the assets of IESI-BFC and its Subsidiaries;
     5.2.1.6. adopt any plan or proposal for a complete or partial liquidation or dissolution or any reorganization or recapitalization, or commence any case, proceeding or action seeking relief under any existing or future Laws relating to bankruptcy, insolvency, conservatorship or relief of debtors;
     5.2.1.7. take any action which if it had been taken immediately prior to the date hereof would have resulted in a breach of a representation or warranty under Article IV; or
     5.2.1.8. take any action which would reasonably be expected to delay or hinder the ability of IESI-BFC to consummate the Transactions or fulfill its obligations set forth herein.
5.3 Coordination
     During the period from the date hereof to the Closing Date:
     5.3.1. subject to any applicable competition and antitrust Laws, the Parties shall use commercially reasonable efforts to confer and discuss, from time to time and as reasonably requested by any of them, regarding the conduct of the WSI Business and the IESI-BFC Business, provided however that the Parties will not share any competitively sensitive information;

     5.3.2. WSI agrees to notify IESI-BFC promptly of any event after the date hereof (i) which would reasonably be expected to result in a breach of any representation or warranty under Article III or a Material Adverse Effect in the WSI Entities or the WSI Business, or (ii) which would reasonably be expected to delay or impede the ability of WSI to consummate the Transactions or to fulfill its obligations set forth herein;
     5.3.3. IESI-BFC agrees to notify WSI promptly of any event after the date hereof (i) which would reasonably be expected to result in a breach of any representation or warranty under Article IV or a Material Adverse Effect in the IESI-BFC Entities or the IESI-BFC Business, or (ii) which would reasonably be expected to delay or impede the ability of IESI-BFC to consummate the Transactions or to fulfill its respective obligations set forth herein; and
     5.3.4. in addition to the foregoing, the Parties agree to notify each other promptly of the following (i) any notice or communication from any Person alleging that the consent of such Person is or may be required in connection with the Transactions, (ii) any notice or other communication from any Governmental Authority in connection with the Transactions, and (iii) any Actions commenced, or to WSI’s Knowledge or IESI-BFC’s Knowledge, threatened that relate to the Transactions or that would be material to the IESI-BFC Entities or the WSI Entities.
5.4 Regulatory Approvals; Consents; Actions; Etc.
     5.4.1. Upon the terms and subject to the conditions set forth in this Agreement, each of the Parties shall use commercially reasonable efforts to take, or cause its Subsidiaries to take, all actions (and to refrain from taking, or cause its Subsidiaries to refrain from taking, any inconsistent actions), and to do, or cause to be done, and to assist and cooperate with the other Parties in doing, all things (and to refrain from doing, or to cause its Subsidiaries to refrain from doing, any inconsistent things) necessary, proper or advisable to consummate and make effective, in a timely manner, the Merger and the Transactions, including (i) seeking all consents, approvals or waivers from third parties in connection with the Transactions, including those of which the failure to obtain would result in any breach of, or constitute a default (or an event which, with notice or lapse of time or both, would become a default) under, or give to others any right of termination, amendment, acceleration or cancellation of, or create, give rise to or change any rights or obligations of any Person under, or result in the creation of an encumbrance of any property or asset of the Parties pursuant to any note, bond, mortgage, indenture, contract, agreement, lease license, permit, franchise or other instrument or obligation, (ii) the defending of any lawsuits or other legal proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the Transactions, including seeking to have any stay or temporary restraining or interim order entered by any court or other Governmental Authority lifted, mitigated, rescinded, vacated or reversed, (iii) the carrying out of the terms of the Merger applicable to it and (iv) the execution and delivery of any additional instrument necessary to consummate the Transactions and to fully carry out the purposes of this Agreement and the Merger.
     5.4.2. Upon the terms and subject to the conditions set forth in this Agreement, each of the Parties shall use its best efforts to take, or cause its Subsidiaries to take, all actions (and to refrain from taking, or cause its Subsidiaries to refrain from taking, any inconsistent actions), and to do, or cause to be done, and to assist and cooperate with the other Parties in doing, all things (and to refrain from doing, or to cause its Subsidiaries to refrain from doing, any inconsistent things) necessary, proper or advisable to obtain any Regulatory Approval as soon as practicable and as required within the timeframes set forth under applicable Laws; provided, that neither IESI-BFC nor any of its Subsidiaries shall, in connection with any Regulatory Approval, be required to (and WSI shall not, without the prior written consent of IESI-BFC) enter into any settlement, undertaking, consent, decree, stipulation or other agreement with any Governmental Authority or take any action or agree to take any action that requires, or would require, IESI-BFC or WSI or their respective Subsidiaries to (a) sell, divest or otherwise dispose of any assets, licenses or business, that, individually or in the aggregate, would reasonably be expected to constitute a Material Divestiture, or (b) take or agree to take any other action, or agree to any limitation or condition that would reasonably be expected to have, individually or in the aggregate, an adverse effect in any material respect on its business, assets, properties or condition (financial or otherwise) taken as a whole.
     5.4.3. If an applicable Governmental Authority notifies one or more of the Parties that it will require remedies, restrictions or limitations in order to grant an applicable competition or antitrust Regulatory Approval that are not on terms and conditions consistent with the limitations in Section 5.4, then the Parties shall negotiate in good faith to adjust the Conversion Number or make such other amendments to this Agreement as the Parties may deem advisable with a view to seeking to complete a business combination between them.
5.5 Access
     5.5.1. WSI shall permit IESI-BFC (including its Representatives) to have reasonable access during regular business hours to the premises and the books and records of the WSI Entities, and shall furnish IESI-BFC with such financial, environmental and operating data and other information with respect to the WSI Business and the WSI Entities as IESI-BFC shall from time to time reasonably request. The representations and warranties of WSI and any remedies for breaches thereof shall not be affected by any investigation by, or knowledge of, IESI-BFC.
     5.5.2. IESI-BFC shall permit WSI (including its Representatives) to have reasonable access during regular business hours to the premises and the books and records of the IESI-BFC Entities, and shall furnish WSI with such financial, environmental and operating data and other information with respect to the IESI-BFC Business and IESI-BFC Entities as WSI shall from time to time reasonably request. The representations and warranties of IESI-BFC and any remedies for breaches thereof shall not be affected by any investigation by, or knowledge of, WSI.
     5.5.3. Without limiting the provisions of Sections 5.5.1 and 5.5.2, (a) not later than 5:00 p.m. (Toronto time) on the date that is seven (7) Business Days after the date of this Agreement, (i) IESI-BFC shall deliver the IESI-BFC Disclosure Letter to WSI, and (ii) WSI shall deliver the WSI Disclosure Letter to IESI-BFC, and (b) during the period from the date hereof until 5:00 pm (Toronto time) on the date that is 30 days after the date of this Agreement (the “Due Diligence Period”) (A) IESI-BFC shall be entitled to conduct a due diligence review of the WSI Entities and the WSI Business, and (B) WSI shall be entitled to conduct a due diligence review of the IESI-BFC Entities and the IESI-BFC Business. If, during the Due Diligence Period, IESI-BFC acting reasonably and in good faith identifies in connection with its due diligence review or its review of the WSI Disclosure Letter any fact or circumstance (whether or not disclosed in applicable securities filings or other public disclosure) that it determines (1) to be adverse in any material respect to a purchaser of the WSI Entities and the WSI Business, taken as a whole, or (2) would materially reduce or frustrate the benefits IESI-BFC expects to obtain from the Transactions, then IESI-BFC may elect to terminate this agreement pursuant to Section 7.4.1(i) by providing written notice to WSI together with a written explanation of such matter prior to the end of the Due Diligence Period. If, during the Due Diligence Period, WSI acting reasonably and in good faith identifies in connection with its due diligence review or its review of the IESI-BFC Disclosure Letter any fact or circumstance (whether or not disclosed in applicable securities filings or other public disclosure) that it determines (1) to be adverse in any material respect to an investor in IESI-BFC Entities and the IESI-BFC Business, taken as a whole, or (2) would materially reduce or frustrate the benefits WSI expects to obtain from the Transactions, then WSI may elect to terminate this agreement pursuant to Section 7.4.1(i) by providing written notice to IESI-BFC together with a written explanation of such matter prior to the end of the Due Diligence Period. Notwithstanding the foregoing, neither Party may exercise the termination right provided in this Section 5.5.3 with respect to any matter occurring after the date hereof constituting or resulting from any of the matters referred to in clauses (i) through and including clause (xi) in the definition of “Material Adverse Effect” subject to the proviso following clause (xi) of such definition. The WSI Disclosure Letter and the IESI-BFC Disclosure Letter shall be prepared and delivered in accordance with the following requirements: (a) the disclosure letters shall be in a form and provide content that is customary for disclosure letters in public mergers and acquisitions transactions; (b) each disclosure contained therein shall clearly identify the specific representation and warranty it is intended to qualify and shall also qualify any other representations and warranties to which the relevance of such disclosure is reasonably apparent; and (c) the disclosures shall describe the applicable exception to the representation and warranty in sufficient specificity, scope and detail to provide the recipient a reasonable understanding of the nature and scope of the exception.
     5.5.4. Notwithstanding any other provision of this Agreement, during the period from the date hereof to the Closing Date, WSI (including its Representatives), on one hand, and IESI-BFC (including its Representatives), on the other hand, shall (subject to the prior consent of the other Party, not to be unreasonably withheld or delayed) be permitted to contact any Governmental Authority to obtain relevant environmental information with respect to the IESI-BFC Business and the WSI Business, respectively. WSI and IESI-BFC shall reasonably cooperate and coordinate with each other in respect of such contact with any Governmental Authority.
     5.5.5. The Parties acknowledge and agree that the access to information provisions of this Section 5.5 are subject to applicable competition and antitrust Laws.
5.6 Non-Solicitation
     5.6.1. Except as otherwise expressly provided in this Section 5.6 and in Section 5.7, WSI shall not, directly or indirectly, through any Person, and shall cause its

Subsidiaries not to: (i) solicit, assist, initiate, knowingly encourage or otherwise facilitate any inquiries or proposals, whether publicly or otherwise, regarding, constituting or that may reasonably be expected to lead to, an Acquisition Proposal, (ii) enter into, continue or participate in any discussions or negotiations with, furnish any information relating to WSI or any of its Subsidiaries or offer or provide access to the business, properties, assets, books or records of WSI or any of its Subsidiaries or otherwise cooperate in any way with, any proposals or offers or any other efforts or attempts that constitute, or may reasonably be expected to lead to, an Acquisition Proposal, (iii) withdraw, qualify or modify (or propose to do so), the approval of the board of directors of WSI of this Agreement, (iv) approve or recommend, or propose publicly to approve or recommend, any Acquisition Proposal (it being understood that publicly taking no position or a neutral position with respect to an Acquisition Proposal for a period of more than three (3) Business Days shall be considered to be a violation of this Section 5.6) or (v) accept or enter into any agreement, understanding or arrangement in respect of an Acquisition Proposal; provided that nothing contained in this Agreement shall prevent the board of directors of WSI, during the period commencing on the date hereof and ending prior to obtaining approval of the WSI Stockholder Approval Matters, from entering into an agreement (subject to compliance with Section 7.4.1(e) and Section 5.8) or engaging in discussions or negotiations with or furnishing information to (subject to compliance with Section 5.6.4) any Person who has made a written Acquisition Proposal that the board of directors of WSI determines in good faith after consultation with its financial advisors and its outside counsel would be reasonably likely to lead to a Superior Proposal. Notwithstanding clauses (iii) and (iv) of this Section 5.6.1, at any time prior to obtaining the requisite approval of the WSI Stockholder Approval Matters, and subject to compliance with Section 5.6.3, the board of directors of WSI may modify or withdraw its recommendation of this Agreement (a “WSI Recommendation Change”) if the board of directors of WSI has determined in good faith (after consultation with its legal and financial advisors) that failure to effect a WSI Recommendation Change could reasonably be determined to be inconsistent with its fiduciary duties under applicable Law; provided that WSI shall not be relieved of its obligation to call and hold the WSI Stockholders Meeting and the vote on the WSI Stockholder Approval Matters except in circumstances where this Agreement has been terminated in accordance with its terms.
     5.6.2. WSI shall, and shall cause its Subsidiaries and the officers, directors, employees, Representatives and agents of WSI and its Subsidiaries to, immediately terminate any existing discussions or negotiations with any parties (other than IESI-BFC) with respect to any proposal or matter that constitutes, or may reasonably be expected to lead to, an Acquisition Proposal. WSI agrees not to release (or waive or otherwise forbear in the enforcement of) any third party (other than IESI-BFC) from any existing or subsequent confidentiality agreement (including, for greater certainty, any standstill provisions); provided that the foregoing shall not prevent the board of directors of WSI from considering and accepting any Superior Proposal that might be made by any such third party if the provisions of this Agreement are complied with. WSI represents and warrants that it has not waived any existing standstill provisions contained in a confidentiality agreement or otherwise for any Person, other than IESI-BFC. WSI shall promptly request the return or destruction of all information provided to any third party which, at any time since November 1, 2007, has entered into a confidentiality agreement with WSI relating to a potential Acquisition Proposal to the extent that such information has not previously been returned or destroyed, and shall use all commercially reasonable efforts to ensure that such requests are honoured in accordance with the terms of such agreement.
     5.6.3. WSI shall promptly (and in any event within 24 hours) notify IESI-BFC of (i) any Acquisition Proposal or inquiry that could reasonably be expected to lead to an Acquisition Proposal, in each case received after the date hereof, of which any of its directors or officers are or become aware, (ii) any amendments to the foregoing, (iii) any request for non-public information relating to WSI or any of its Subsidiaries in connection with an Acquisition Proposal or inquiry that could reasonably be expected to lead to an Acquisition Proposal, (iv) for access to the properties, books or records of WSI or any of its subsidiaries by any person that informs WSI or such Subsidiary that it is considering making, or has made, an Acquisition Proposal and any amendment thereto. Any such notice shall include the identity of the Person making the Acquisition Proposal or inquiry and a description of the material terms and conditions of any such Acquisition Proposal or amendment or inquiry (and a copy thereof, if in writing). WSI shall keep IESI-BFC informed of any change to the material terms of any such Acquisition Proposal (as amended, if applicable) or inquiry.
     5.6.4. If at any time following the date of this Agreement and prior to obtaining the requisite approval of the WSI Stockholder Approval Matters, WSI receives a request for material non-public information from a Person who is not subject to an existing confidentiality agreement and who proposes an Acquisition Proposal and the board of directors of WSI determines in good faith after consultation with its financial advisors and its outside counsel that such proposal would be reasonably likely to lead to a Superior Proposal, then, and only in such case, the board of directors of WSI may provide such Person with access to information regarding WSI, subject to the execution by such Person of a confidentiality agreement having confidentiality, standstill and other terms no more favorable to such Person than the equivalent terms of the Confidentiality Agreement, provided that IESI-BFC is promptly provided with a list and copies of all information provided to such Person not previously provided to IESI-BFC and is promptly provided with access to information similar to that which was provided to such Person and is promptly and regularly provided with a reasonably detailed description of the content and status of the discussions with such Person.
     5.6.5. WSI shall ensure that its officers and directors and those of its Subsidiaries and any financial or other advisors or Representatives retained by it are aware of the provisions of this Section 5.6 and it shall be responsible for any breach of this Section 5.6 by any such Person or its advisors or Representatives.
5.7 Right to Match
     5.7.1. Subject to Section 5.7.2, WSI covenants that it will not accept, approve, recommend (or change or withdraw its recommendation relating to the Agreement, except in the circumstances set forth in the last sentence of Section 5.6.1) or enter into any agreement, understanding or arrangement in respect of a Superior Proposal (other than a confidentiality agreement permitted by Section 5.6.4) unless:

(a)	an Acquisition Proposal has been made that the board of directors of WSI determines in good faith after consultation with its financial advisors and outside legal counsel constitutes a Superior Proposal;

(b)	WSI has complied with its obligations under Section 5.6 and the other provisions of Section 5.7 and has provided IESI-BFC with a copy of the Superior Proposal (together with a written notice from the board of directors of WSI regarding the value and financial terms that the board of directors of WSI has in consultation with its financial advisors determined should be ascribed to any non-cash consideration offered under the said Superior Proposal);

(c)	a period (the “Response Period”) of three (3) Business Days shall have elapsed from the date on which IESI-BFC received written notice from the board of directors of WSI that the board of directors of WSI determined, subject only to compliance with this Section 5.7, to accept, approve, recommend or enter into a binding agreement to proceed with the Superior Proposal;

(d)	if IESI-BFC has proposed to amend the terms of this Agreement in accordance with Section 5.7.2, the board of directors of WSI shall have determined that the Acquisition Proposal continues to constitute a Superior Proposal after taking into account the amendments; and

(e)	WSI shall have terminated this Agreement pursuant to Section 7.4.1(e) and shall have paid the fees prescribed by Section 5.8.
     5.7.2. During the Response Period, IESI-BFC will have the right, but not the obligation, to offer to amend the terms of this Agreement. The board of directors of WSI will review any such proposal by IESI-BFC to amend the terms of the Agreement, including an increase in, or modification of, the consideration to be received by the holders of WSI Common Stock, to determine whether the Acquisition Proposal to which IESI-BFC is responding would be a Superior Proposal when assessed against the Agreement as it is proposed by IESI-BFC to be amended. If the board of directors of WSI does not so determine, the board of directors of WSI will promptly reaffirm its recommendation of the transactions contemplated under this Agreement. If the board of directors of WSI does so determine, WSI may approve, recommend, accept or enter into an agreement, understanding or arrangement to proceed with the Superior Proposal.
     5.7.3. Each successive amendment to any Acquisition Proposal that results in an increase in, or modification of, the consideration (or value of such consideration) to be received by the holders of WSI Common Stock shall constitute a new Acquisition Proposal for the purposes of this Section 5.7 and IESI-BFC shall be afforded a new Response Period in respect of each such Acquisition Proposal.
     5.7.4. If the Response Period would not terminate before the date fixed for the WSI Stockholders Meeting, WSI shall adjourn the WSI Stockholders Meeting to a date that is at least one (1) Business Day after the expiration of the Response Period.

5.8 Agreement as to Damages
     5.8.1. Notwithstanding any other provision hereof relating to the payment of fees or expenses (including Section 5.16), including the payment of brokerage fees, if:
(a)	the Agreement is terminated either by IESI-BFC or by WSI pursuant to Section 7.4.1(a) in circumstances where the Agreement and Merger did not receive the requisite approval at the WSI Stockholders Meeting (as contemplated in Section 6.1.5), but only if prior to the WSI Stockholders Meeting an Acquisition Proposal shall have been made to the holders of WSI Common Stock or any Person shall have publicly announced an intention to make an Acquisition Proposal, and within twelve months of termination of this Agreement, any Person or company either (a) acquires, directly or indirectly, more than 50% of the issued and outstanding WSI Common Stock or consolidated assets of WSI or (b) enters into a definitive agreement to acquire, directly or indirectly, more than 50% of the issued and outstanding WSI Common Stock or consolidated assets of WSI; or

(b)	IESI-BFC shall have terminated this Agreement pursuant to Section 7.4.1(b) on the basis of any intentional breach of this Agreement by WSI; or

(c)	IESI-BFC shall have terminated this Agreement pursuant to Section 7.4.1(d); or

(d)	WSI shall have terminated this Agreement pursuant to Section 7.4.1(e);
          then WSI shall pay, or cause to be paid, to IESI-BFC (or as IESI-BFC may direct by notice in writing), within two (2) Business Days of the first to occur of the foregoing, the amount of $11,000,000 plus an amount equal to the aggregate of all out-of-pocket costs up to a maximum of $3,500,000 for professional and advisory services and other expenses reasonably incurred by IESI-BFC in connection with the Transactions and the preparations therefor to the date of termination (the amount of such expenses to be confirmed by IESI-BFC in writing in reasonable detail) (collectively, the “IESI-BFC Termination Fee” and the aggregate of all such out-of-pocket costs, the “IESI-BFC Expense Reimbursement Amount”) less any amounts actually paid by WSI to IESI-BFC pursuant to Section 5.8.2, if any, in immediately available funds to an account designated by IESI-BFC. Notwithstanding any other provision hereof relating to the payment of fees or expenses (including Section 5.16), including the payment of brokerage fees, if WSI shall have terminated this Agreement pursuant to Section 7.4.1(c) on the basis of any intentional breach of this Agreement by IESI-BFC, then IESI-BFC shall pay, or cause to be paid, to WSI (or as WSI may direct by notice in writing), within two (2) Business Days of such termination, the amount of $11,000,000 plus all out-of-pocket costs up to a maximum of $3,500,000 for professional and advisory services and other expenses reasonably incurred by WSI in connection with the Transactions and the preparations therefor to the date of termination (the amount of such expenses to be confirmed by WSI in writing in reasonable detail) (collectively, the “WSI Termination Fee” and the aggregate of all such out-of-pocket costs, the “WSI Expense Reimbursement Amount”) less any amounts actually paid by IESI-BFC to WSI pursuant to Section 5.8.3, in immediately available funds to an account designated by WSI. Each Party acknowledges that the payment of the $11,000,000 amount set out in this Section 5.8.1 is a payment of liquidated damages that is a genuine pre-estimate of the minimum damages that the Party entitled to such damages will suffer or incur as a result of the event giving rise to such damages and the resultant termination of this Agreement and is not a penalty. Each Party irrevocably waives any right it may have to raise as a defense that any such liquidated damages are excessive or punitive. Each of the Parties further acknowledges the difficulty in estimating such damages, which are based in part on the loss of opportunities which will arise as a result of the event giving rise to such damages and the resultant failure of the Closing to occur on the termination of this Agreement. Because of this difficulty, the Parties have made a genuine pre-estimate of the minimum amount of damages which will be suffered and have reserved the right to make claims for additional damages if actual damages exceed the estimated amounts.
     5.8.2. If this Agreement has been terminated by WSI pursuant to Section 7.4.1(j) for failure to obtain the WSI Fairness Opinion, by WSI pursuant to Section 7.4.1(h) or by IESI-BFC pursuant to:
(a)	Section 7.4.1(a) or Section 7.4.1(h) in circumstances where the Agreement or the Merger did not receive the requisite approval at the WSI Stockholders Meeting (as contemplated in Section 6.1.5);

(b)	Section 7.4.1(b) on the basis of a breach by WSI of this Agreement (other than an intentional breach thereof); or

(c)	Section 7.4.1(j) because WSI has failed to obtain the WSI Fairness Opinion, then WSI shall, within two (2) Business Days following the termination of this Agreement, pay to IESI-BFC (or as IESI-BFC shall direct) the IESI-BFC Expense Reimbursement Amount in immediately available funds to an account designated by IESI-BFC.
     5.8.3. If this Agreement has been terminated by IESI-BFC pursuant to Section 7.4.1(j) for failure to obtain the IESI-BFC Fairness Opinion or WSI pursuant to:
(a)	Section 7.4.1(c) on the basis of a breach by IESI-BFC of this Agreement (other than an intentional breach thereof); or

(b)	Section 7.4.1(j) because IESI-BFC has failed to obtain the IESI-BFC Fairness Opinion, then IESI-BFC shall, within two (2) Business Days following the termination of this Agreement, pay to WSI (or as WSI shall direct) the WSI Expense Reimbursement Amount in immediately available funds to an account designated by WSI.
5.9 Injunctive Relief and Specific Performance
     5.9.1. Subject to the following sentence, upon termination of this Agreement under circumstances where IESI-BFC is entitled to the IESI-BFC Termination Fee or the IESI-BFC Expense Reimbursement Amount, as applicable, and such fee has been paid in full, IESI-BFC shall, subject to Section 5.16 (and, if applicable, the entitlement to receive the balance of the IESI-BFC Termination Fee contemplated by Section 5.8.1(a) if the IESI-BFC Expense Reimbursement Amount is paid first), be precluded from any other remedy against WSI, at law or in equity or otherwise and IESI-BFC shall not seek to obtain any recovery, judgment or damages of any kind, including consequential, indirect or punitive damages, against WSI or any of its directors, officers, employees, partners, shareholders or affiliates in connection with this Agreement or the transactions contemplated hereby. Notwithstanding the payment of the IESI-BFC Termination Fee or the IESI-BFC Expense Reimbursement Amount, as applicable, IESI-BFC shall retain all other remedies it may have at law or in equity against WSI or any other Person for any action, cause of action, suit, proceeding, claim or damages relating to any intentional breach by WSI of this Agreement, provided that the amount of any additional damages otherwise recoverable from WSI shall reflect payment of the IESI-BFC Termination Fee or the IESI-BFC Expense Reimbursement Amount, as applicable, so that there is no double recovery.
     5.9.2. Subject to the following sentence, upon termination of this Agreement under circumstances where WSI is entitled to the WSI Termination Fee or the WSI Expense Reimbursement Amount, as applicable, and such fee has been paid in full, WSI shall, subject to Section 5.16, be precluded from any other remedy against IESI-BFC, at law or in equity or otherwise and WSI shall not seek to obtain any recovery, judgment or damages of any kind, including consequential, indirect or punitive damages, against IESI-BFC or any of its directors, officers, employees, partners, shareholders or affiliates in connection with this Agreement or the transactions contemplated hereby. Notwithstanding the payment of the WSI Termination Fee or the WSI Expense Reimbursement Amount, as applicable, WSI shall retain all other remedies it may have at law or in equity against IESI-BFC or any other Person for any action, cause of action, suit, proceeding, claim or damages relating to any intentional breach by IESI-BFC of this Agreement, provided that the amount of any additional damages otherwise recoverable from IESI-BFC shall reflect payment of the WSI Termination Fee or the WSI Expense Reimbursement Amount, as applicable, so that there is no double recovery.
     5.9.3. Despite Section 5.8, but subject to Sections 5.9.1 and 5.9.2, the Parties acknowledge and agree that an award of money damages would be inadequate for any breach of this Agreement by any Party and that such breach would cause the non-breaching Party irreparable harm. The Parties agree that, in the event of any breach or threatened breach of this Agreement by one of the Parties, the non-breaching Party will be entitled to obtain equitable relief, including injunctive relief and specific performance of any such covenants or agreements (including the obligation of the Parties to effect the Closing and of IESI-BFC to cause Merger Sub to effect the Closing), without the necessity of posting bond or security in connection therewith, and the Parties shall not object to the granting of injunctive or other equitable relief on the basis that there exists an adequate remedy at law. Subject to Sections 5.9.1 and 5.9.2, such remedies will not be the exclusive remedies for any breach of this Agreement, but will be in addition to all other remedies available at law or equity to each of the Parties.
5.10 Registration Statement
          Each of WSI, IESI-BFC and Merger Sub shall use reasonable best efforts to take or cause to be taken such actions as may be required to be taken under the U.S. Securities Act, the U.S. Exchange Act, any other federal securities Laws, any applicable state securities or “blue sky” Laws and any stock exchange requirements in connection with the Merger and the other transactions contemplated by this Agreement, including in connection with preparation and delivery of the Registration Statement. In connection with the Merger and the WSI Stockholders Meeting, WSI and IESI-BFC shall cooperate in the filing of the Registration Statement as promptly as practicable and shall use reasonable best efforts to respond to the comments of the SEC and have the Registration Statement declared effective by the SEC under the U.S. Securities Act and thereafter to cause the proxy statement/prospectus for the WSI Stockholders Meeting to be mailed to WSI stockholders all as promptly as reasonably practicable and use all reasonable efforts to keep the Registration Statement effective as long as reasonably necessary to consummate the Merger; provided, however, that prior to the filing of the Registration Statement (and any amendments), the Parties shall consult with each other Party with respect to such filings and shall afford each other Party and its Representatives reasonable opportunity to comment thereon. Each Party shall provide any other Party with any information for inclusion in the Registration Statement which may be required under applicable Law or which is reasonably requested by each other Party. Each Party shall notify each other Party of the receipt of comments of the SEC and of any request from the SEC for amendments or supplements to the Registration Statement or for additional information, and will promptly supply to such other Party copies of all correspondence between such Party or its Representatives, on the one hand, and the SEC or members of its staff, on the other hand, with respect to the Registration Statement or the Merger. Each of WSI, IESI-BFC and Merger Sub shall use reasonable best efforts to resolve all SEC comments with respect to the Registration Statement and any other required filings as promptly as practicable after receipt thereof. Each of WSI, IESI-BFC and Merger Sub agree to correct any information provided by it for use in the Registration Statement which shall have become false or misleading in any material respect. Each Party will promptly notify the other Parties if at any time prior to the WSI Stockholders Meeting any event should occur which is required by applicable Law to be set forth in an amendment of, or a supplement to, the Registration Statement. In such case, the Parties will cooperate to promptly prepare and file such amendment or supplement with the SEC to the extent required by applicable Law and will mail such amendment or supplement to WSI stockholders to the extent required by applicable Law; provided, however, that prior to such filing, each Party shall consult with each other Party with respect to such amendment or supplement and shall afford each such Party and its Representatives reasonable opportunity to comment thereon. Notwithstanding the forgoing, no Party shall have any obligation to notify the other Parties of any matters to the extent that its board of directors or any committee thereof determines in good faith, after consultation with its outside legal counsel, that to do so would be inconsistent with the directors’ exercise of their fiduciary obligations to its shareholders (or stockholders) under applicable Law.
5.11 WSI Credit Facility and WSI Senior Subordinated Notes
     5.11.1. WSI shall cooperate with and assist IESI-BFC in refinancing WSI’s senior secured credit facilities, including without limitation, by using its commercially reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary or appropriate to obtain and consummate such refinancing on the Closing Date, including without limitation, assisting with the preparation of documents, participating in meetings, and preparing and participating in a roadshow.
     5.11.2. WSI shall cooperate with and assist IESI-BFC in planning and preparing to make an offer to purchase, a redemption of, or taking such other action with respect to, WSI’s Senior Subordinated Notes due 2014 (the “Senior Subordinated Notes”), which IESI-BFC in consultation with WSI shall deem to be advisable and appropriate. WSI shall use its commercially reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary or appropriate to assist IESI-BFC in such efforts, including without limitation, assisting with the preparation of documents and participating in meetings.
     5.11.3. WSI shall keep IESI-BFC reasonably informed with respect to the status of and shall consult with IESI-BFC in advance of any filing in connection with its obligation to file a Registration Statement on Form S-4 with respect to its Senior Subordinated Notes, and shall not take any action with respect to, or in furtherance thereof, if such action could delay or interfere with the Closing; provided, that nothing in this clause shall require WSI to breach or violate its obligations under the Purchase Agreement, dated as of September 16, 2009, among WSI and Barclays Capital Inc., as representative of the Initial Purchasers, and the Registration Rights Agreement, dated September 16, 2009, among WSI, as Issuer, and Barclays Capital Inc., as representatives of the Initial Purchasers.
5.12 IESI-BFC Fairness Opinion
     5.12.1. IESI-BFC shall use its commercially reasonable efforts to obtain as promptly as possible after the date hereof and in any event within 30 days after the date hereof an opinion, customary and reasonable in form, scope, content and qualifications, of a nationally recognized investment banking firm to the effect that the Transactions are fair to IESI-BFC (the “IESI-BFC Fairness Opinion”). IESI-BFC shall provide a copy of the IESI-BFC Fairness Opinion to WSI promptly following receipt.
5.13 WSI Fairness Opinion; WSI Stockholders Meeting
     5.13.1. WSI shall use its commercially reasonable efforts to obtain as promptly as possible after the date hereof and in any event within 30 days after the date hereof an opinion, customary and reasonable in form, scope, content and qualifications, of a nationally recognized investment banking firm to the effect that the consideration to be received by the holders of WSI Common Stock pursuant to the Agreement and the Merger is fair to these holders from a financial point of view (the “WSI Fairness Opinion”). WSI shall provide a copy of the WSI Fairness Opinion to IESI-BFC promptly following receipt.
     5.13.2. As soon as practicable following the date hereof, WSI shall take all action necessary under its organizational and governing documents and under all applicable Laws to duly call, give notice of and hold, not later than June 15, 2010, a meeting of its stockholders for the purpose (the “WSI Stockholders Meeting”) of voting on the approval and adoption of this Agreement, the Merger and the other transactions contemplated hereby, and any other item of business required by or consented to by IESI-BFC, acting reasonably (the “WSI Stockholder Approval Matters”). In connection with such meeting, WSI will use its commercially reasonable efforts to obtain the necessary approvals of its stockholders of the matters referred to above and such other matters as may be required by the DGCL and will comply with all legal requirements in respect of such meeting, including ensuring that all proxies solicited by it in connection with such are solicited in compliance with all applicable Laws.
     5.13.3. The Registration Statement shall include a copy of the WSI Fairness Opinion and a statement that the board of directors of WSI recommends that the WSI stockholders vote to approve the WSI Stockholder Approval Matters at the WSI Stockholders Meeting (such recommendation of the board of directors of WSI being referred to as the “WSI Board Recommendation”); and subject to Section 5.6.1, the WSI Board Recommendation shall not be withdrawn or modified without the prior written consent of IESI-BFC, except following a termination of this Agreement pursuant to Section 7.4.
5.14 Confidentiality; Announcements
     5.14.1. That certain confidentiality agreement dated November 9, 2009, between IESI-BFC and WSI and others regarding the confidentiality obligations of each party thereto (the “Confidentiality Agreement”) is hereby ratified and confirmed by the Parties, as applicable, and shall continue in full force and effect until the Closing Date, when it shall terminate.
     5.14.2. From and after the date hereof, WSI shall not (and shall cause the WSI Entities not to) and IESI-BFC shall not (and shall cause the IESI-BFC Entities not to) issue or permit to be issued any media, newspaper, wire service, trade journal or any other public statement, or otherwise disclose or permit to be disclosed any information (except to such Person’s Representatives, or in connection with the financing or proposed financing of the Transactions), in each case concerning the Transactions, without the approval of IESI-BFC (in the case of WSI and the WSI Entities) or WSI (in the case of IESI-BFC and the IESI-BFC Entities), except as otherwise provided herein or as may be required by applicable Law or stock exchange requirements, in which case the issuing party shall, where practicable, provide IESI-BFC or WSI, as applicable, in writing, no less than one (1) Business Day prior to such proposed statement, the content of the proposed statement and an opportunity to comment on the statement.
5.15 Consents and Approvals
     5.15.1. WSI shall use its commercially reasonable efforts (including, as soon as practicable, giving any required notices, or making any required filings) to obtain the WSI Consents, including taking or causing to be taken, any and all actions that may be desirable in connection therewith, provided that such actions do not Impair the Transactions.
     5.15.2. IESI-BFC shall use its commercially reasonable efforts (including, as soon as practicable, giving any required notices, or making any required filings) to obtain the IESI-BFC Consents, including taking or causing to be taken, any and all actions that may be desirable in connection therewith, provided that such actions do not Impair the Transactions.

5.16 Expenses
     5.16.1. Subject to Section 5.8, IESI-BFC on the one hand, and WSI on the other hand, shall be responsible for the fees and expenses (including fees and expenses of Representatives) incurred by the IESI-BFC Entities and the WSI Entities, respectively, in connection with the negotiation and finalization of this Agreement and the completion of the Transactions.
     5.16.2. Whether or not the Closing occurs, the filing fees associated with filings under the HSR Act and the Competition Act shall be borne equally by IESI-BFC on the one hand, and WSI on the other hand. If this Agreement is terminated in accordance with Section 7.4, WSI shall pay to IESI-BFC in cash, within ten (10) days after such termination, its share of the costs and expenses referred to in the preceding sentence.
5.17 Further Assurances
          Subject to the terms and conditions of this Agreement, from time to time the Parties agree to take such actions as may be reasonably requested by any other Party, and provide reasonable cooperation to each other in order to carry out the purposes of this Agreement.
5.18 Directors’ and Officers’ Insurance
     5.18.1. From and after the Effective Time, IESI-BFC shall cause the Surviving Corporation or its relevant Subsidiary, as applicable, to, (i) indemnify, defend and hold harmless, all past and present directors, officers and employees of WSI and its Subsidiaries (in all of their capacities) and all fiduciaries under any WSI Applicable Plans (collectively, the “Indemnified Parties”) against any costs, expenses (including attorney’s fees and expenses and disbursements), judgments, fines, losses, claims damages or liabilities incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to the fact that the Indemnified Party is or was a director, officer, employee or fiduciary of WSI or any of its Subsidiaries or a fiduciary under any WSI Applicable Plan or is or was serving at the request of WSI or any of its Subsidiaries as a director, officer or employee of any other corporation, limited liability company, partnership, joint venture, trust or other business or non-profit enterprise (including an employee benefit plan) whether asserted or claimed prior to, at or after the Effective Time (including with respect to acts or omissions occurring in connection with this Agreement and the consummation of the transactions contemplated hereby), and provide advancement of expenses to the Indemnified Parties, in all such cases to the same extent that such persons are indemnified or have the right to advancement of expenses as of the date of this Agreement by WSI or its relevant Subsidiary, as applicable, pursuant to WSI’s certificate of incorporation, by-laws and indemnification agreements, if any, or by WSI’s relevant Subsidiary pursuant to such Subsidiary’s certificate of incorporation, by-laws and indemnification agreements of any Subsidiary of WSI, if any, in each case, in existence on the date hereof, (ii) without limitation to clause (i), to the fullest extent permitted by applicable Law, include and cause to be maintained in effect in the Surviving Corporation’s (or any successor’s) certificate of incorporation and by-laws for a period of six (6) years after the Effective Time, the current provisions regarding limitation of liability of directors, and indemnification of and advancement of expenses to directors, officers and employees of WSI, as contained in the certificate of incorporation and by-laws of WSI and (iii) not settle, compromise or consent to the entry of any judgment in any proceeding or threatened Action (and in which indemnification could be sought by an Indemnified Party hereunder), unless such settlement, compromise or consent includes an unconditional release of such Indemnified Party from all liability arising out of such Action or such Indemnified Party otherwise consents in writing, and cooperates in the defense of such proceeding or threatened Action. Prior to the Effective Time, WSI shall and, if WSI is unable to, IESI-BFC shall cause the Surviving Corporation to, obtain and fully pay for “tail” prepaid insurance policies with a claims period of at least six (6) years from and after the Effective Time from an insurance carrier with the same or better rating as WSI’s current insurance carrier with respect to directors’ and officers’ liability insurance and fiduciary insurance (collectively, “D&O Insurance”), for the Indemnified Parties, with terms, conditions, retentions and levels of coverage at least as favorable as WSI’s existing D&O Insurance as of the date of this Agreement with respect to matters existing or occurring prior to the Effective Time (including with respect to acts or omissions occurring in connection with this Agreement and the consummation of the transactions contemplated hereby). If such “tail” prepaid insurance policies have been obtained, IESI-BFC shall, and shall cause the Surviving Corporation after the Effective Time, to maintain such policies in full force and effect, for its full term, and to continue to honor its respective obligations thereunder. If WSI and the Surviving Corporation for any reason fail to obtain such “tail” prepaid insurance policies as of the Effective Time, the Surviving Corporation shall, and IESI-BFC shall cause the Surviving Corporation to, continue to maintain in effect, at no expense to the beneficiaries, for a period of at least six (6) years from and after the Effective Time for the Indemnified Parties, WSI’s existing D&O Insurance as of the date of this Agreement (provided that IESI-BFC (or any successor) may substitute therefor policies of at least the same terms, conditions, retentions and levels of coverage and amounts which are, in the aggregate, as favorable to the Indemnified Parties as provided in the existing policies as of the date of this Agreement) or, if such insurance is unavailable, the Surviving Corporation shall, and IESI-BFC shall cause the Surviving Corporation to, purchase the best available D&O Insurance for such six-year period from an insurance carrier with the same or better credit rating as WSI’s current insurance carrier with respect to WSI’s existing D&O Insurance with terms, conditions, retentions and with levels of coverage at least as favorable as provided in WSI’s existing D&O Insurance policies as of the date of this Agreement with respect to claims, actions, suits, proceedings or investigations, whether civil, criminal, administrative or investigative, arising out of or pertaining to facts or events that occurred prior to, at or after the Effective Time (including with respect to acts or omissions occurring in connection with this Agreement and the consummation of the transactions contemplated hereby), provided, however, that in no event will IESI-BFC or the Surviving Corporation be required to expend annually in excess of 250% of the annual premium currently paid by WSI for such coverage (and to the extent the annual premium would exceed 250% of the annual premium currently paid by WSI for such coverage, the Surviving Corporation shall use all reasonable efforts to cause to be maintained the maximum amount of coverage as is available for such 250% of such annual premium). The obligations of IESI-BFC and the Surviving Corporation under this Section 5.18 shall not be terminated, amended or modified in any manner so as to adversely affect any Indemnified Party (including their successors, heirs and legal representatives) to whom this Section 5.18 applies without the consent of such affected Indemnified Party (it being expressly agreed that the Indemnified Parties to whom this Section 5.18 applies shall be third party beneficiaries of this Section 5.18, and this Section 5.18 shall be enforceable by such Indemnified Parties and their respective successors, heirs and legal representatives and shall be binding on all successors and assigns of IESI-BFC and the Surviving Corporation).
     5.18.2. If IESI-BFC or any of its successors or assigns (i) shall consolidate with or merge into any other corporation or entity and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) shall transfer all or substantially all of its properties and assets to any Person, then, and in each such case, proper provisions shall be made so that the successors and assigns of IESI-BFC shall assume all of the obligations set forth in this Section 5.18.
     5.18.3. The rights of the Indemnified Parties under this Section 5.18 shall be in addition to any other rights such Indemnified Parties may have under the certificate of incorporation or by-laws of the Surviving Corporation or any of its Subsidiaries, or under any applicable Contracts or Laws, and IESI-BFC shall, and shall cause the Surviving Corporation to, honor and perform under all indemnification agreements entered into by WSI or any of its Subsidiaries.
5.19 Section 16 Matters
          Prior to the Effective Time, each of WSI and IESI-BFC shall take all such steps as may be required to cause any dispositions of WSI Common Stock (including derivative securities with respect to WSI Common Stock) or acquisitions of common shares of IESI-BFC resulting from the transactions contemplated hereby by each individual who is subject to the reporting requirements of Section 16(a) of the U.S. Exchange Act with respect to WSI, to be exempt under Rule 16b-3 promulgated under the U.S. Exchange Act, such steps to be taken in accordance with the interpretive guidance set forth by the SEC.
5.20 Stock Exchange Listing
          IESI-BFC shall use its reasonable best efforts to cause the common shares of IESI-BFC to be issued in the Merger (i) conditionally to be approved for listing on the Toronto Stock Exchange, and (ii) approved for listing on the New York Stock Exchange, subject only to official notice of issuance, in each case prior to the Effective Time.
5.21 Tax Treatment
     5.21.1. Each of IESI-BFC and WSI will use its commercially reasonable efforts, and each agrees to cooperate with the other and provide the other with such documentation, information and materials as may be reasonably necessary, proper or advisable to (i) cause the Merger to qualify as a reorganization within the meaning of Section 368(a) of the Code, and (ii) avoid gain recognition to the stockholders of WSI pursuant to Section 367(a)(1) of the Code. Neither IESI-BFC nor WSI will take or fail to take (and, following the Merger, IESI-BFC will cause WSI not to take or fail to take) any action which action (or failure to act) would reasonably be expected to (i) cause the Merger to fail to qualify as a reorganization within the meaning of Section 368(a) of the Code or (ii) cause stockholders of WSI to recognize gain pursuant to Section 367(a)(1) of the Code, other than any such stockholder that would be a “five-percent transferee shareholder” of IESI-BFC (within the meaning of Treasury Regulation Section 1.367(a)-3(c)(5)(ii)) following the Merger that does not enter into a five-year gain recognition agreement in the form provided in Treasury Regulation Section 1.367(a)-8. With respect to the Merger, IESI-BFC will (and following the Merger will cause WSI to) file all required information with its Tax Returns and maintain all records required for Tax purposes, including, without limitation, the reporting requirements contained in Treasury Regulation Section 1.367(a)-3(c)(6).

     5.21.2. WSI shall identify to the best of its knowledge on Section 5.21.2 of the WSI Disclosure Letter United States persons who are either officers or directors of WSI or United States persons who own stock representing five percent (5%) or more of the total voting power or total value of all outstanding shares of WSI Common Stock within the meaning of Treasury Regulations Section 1.367(a)-3(c)(1)(ii). WSI shall update the information contained on Section 5.21.2 of the WSI Disclosure Letter, to the extent appropriate, prior to the Effective Time.
     5.21.3. Officers of IESI-BFC, Merger Sub and WSI shall agree on a final form of certificates within seven (7) Business Days after the date hereof and deliver such forms to Akin Gump Strauss Hauer & Feld LLP, tax counsel for WSI, and Torys LLP, tax counsel for IESI-BFC, which certificates shall be in such form as is reasonably satisfactory to the Parties or as substantially agreed to by the Parties and such firms, including contemporaneously with the execution of this Agreement, at the time the Registration Statement is declared effective by the SEC and the Effective Time, in connection with such tax counsel’s respective delivery of opinions pursuant to Section 6.1.6 hereof. Each of IESI-BFC, Merger Sub and WSI shall use its commercially reasonable efforts not to take or cause to be taken any action that would cause to be untrue (or fail to take or cause not to be taken any action which would cause to be untrue) any of the certifications and representations included in the certificates described in this Section 5.21.3.
     5.21.4. WSI and IESI-BFC shall cooperate in the preparation, execution and filing of all Tax Returns, questionnaires, applications or other documents regarding any real property transfer or gains, sales, use, transfer, value added, stock transfer and stamp taxes, and transfer, recording, registration and other fees and similar Taxes which become payable in connection with the Merger that are required or permitted to be filed on or before the Effective Time. Each of Merger Sub and WSI shall pay, without deduction from any amount payable to holders of WSI Common Stock and without reimbursement from the other Party, any such Taxes or fees imposed on it by any Governmental Authority, which becomes payable in connection with the Merger.

Article VI
CLOSING CONDITIONS
6.1 Conditions to each Party’s Obligations
          The obligation of each Party to complete the Transactions to be performed by it in connection with the Closing is subject to the satisfaction before or on the Closing Date of the following conditions, any of which may be waived in whole or in part in writing by IESI-BFC on its own behalf, and by WSI on its own behalf, and which the Parties shall use their commercially reasonable efforts, as applicable, to satisfy as soon as practicable but in any event before the Outside Date:
     6.1.1. The applicable waiting period under the HSR Act shall have expired or terminated, the Competition Act Approval shall have been obtained, and all other material Regulatory Approvals shall have been obtained.
     6.1.2. On the Closing Date, there shall be no Law or Order prohibiting or seeking to prohibit the Closing of the Transactions and no Action by or before any Governmental Authority seeking to prohibit the Closing of the Transactions.
     6.1.3. The Registration Statement shall have been declared effective and no stop order suspending the effectiveness of the Registration Statement shall be in effect and no proceedings for such purpose shall be pending before the SEC.
     6.1.4. The common shares of IESI-BFC to be issued in the Merger shall have been conditionally approved for listing on the Toronto Stock Exchange (subject only to the satisfaction of customary conditions) and the New York Stock Exchange (subject only to the occurrence of Closing and matters attendant thereto and official notice of issuance).
     6.1.5. The WSI Stockholder Approval Matters shall have been approved at the WSI Stockholders Meeting.
     6.1.6. WSI shall receive the opinion of Akin Gump Strauss Hauer & Feld LLP, counsel to WSI, in form and substance reasonably satisfactory to WSI, and IESI-BFC shall receive the opinion of Torys LLP, counsel to IESI-BFC, in form and substance reasonably satisfactory to IESI-BFC, each dated the Closing Date, rendered on the basis of facts, representations and assumptions set forth in such opinion and the certificates obtained from officers of IESI-BFC, Merger Sub and WSI, all of which are consistent with the state of facts existing as of the Effective Time, to the effect that (i) the Merger will qualify as a reorganization within the meaning of Section 368(a) of the Code and (ii) WSI and IESI-BFC will each be a “party to the reorganization” within the meaning of Section 368 of the Code. In rendering the opinion described in this Section 6.1.6, Akin Gump Strauss Hauer & Feld LLP and Torys LLP shall each have received and may rely upon the certificates and representations referred to in Section 5.21.3 hereof.

6.2 Conditions to IESI-BFC’s Obligations
          The obligation of IESI-BFC to complete the Transactions to be performed by it in connection with the Closing is subject to the satisfaction before or on the Closing Date of the following conditions, any of which may be waived in whole or in part in writing by IESI-BFC and each of which WSI shall use its commercially reasonable efforts to satisfy as soon as practicable but in any event before the Outside Date:
     6.2.1. The representations and warranties of WSI set forth in this Agreement shall be true and correct in all respects, without regard to any materiality or Material Adverse Effect qualifications contained in them as of the Closing Date, as though made on and as of the Closing Date (except (i) for representations and warranties made as of a specified date, the accuracy of which shall be determined as of that specified date, (ii) other than in the case of the representations and warranties specifically referred to in clause (iii) below, where the failure or failures of such representations and warranties to be so true and correct in all respects, individually or in the aggregate, would not have had or reasonably be expected to have a Material Adverse Effect with respect to WSI, and (iii) in the case of the representations and warranties set forth in Sections 3.1, 3.2.1 and 3.4, such representations and warranties shall be true and correct in all material respects), and IESI-BFC shall have received a certificate of WSI addressed to IESI-BFC and dated the Closing Date, signed on behalf of WSI by a senior executive officer of WSI (without personal liability), confirming the same as at the Closing Date.
     6.2.2. WSI shall have performed and complied in all material respects with all agreements contained herein required to be performed or complied with by it on or before the Closing Date, and IESI-BFC shall have received a certificate confirming the same as of the Closing Date.
     6.2.3. Between the date hereof and the Closing Date, there shall have occurred no Material Adverse Effect with respect to WSI, and WSI shall have delivered to IESI-BFC a certificate, dated the Closing Date, to such effect.
     6.2.4. The Regulatory Approvals shall have been obtained (in the case of Competition Act Approval, HSR Approval and any other competition or antitrust approvals on terms and conditions consistent with the limitations in Section 5.4.2).
     6.2.5. IESI-BFC shall have received the following:
     6.2.5.1. the WSI Consents to be listed on a schedule delivered by the 30th day after the date hereof (which list of consents shall be agreed to by each of the Parties acting reasonably), and if subject to any conditions, satisfaction of all such conditions shall not Impair the Transactions;
     6.2.5.2. the IESI-BFC Fairness Opinion; and
     6.2.5.3. all documents reasonably requested by IESI-BFC relating to the existence of, and the due authorization and consummation of the Transactions and all other actions and proceedings taken at or before the Closing in connection with the performance by, the WSI Entities of their obligations under this Agreement, which documents shall be in form and substance reasonably satisfactory to IESI-BFC.

     6.2.6. As of the Closing Date, (i) the Net Indebtedness of WSI (determined on a consolidated basis) shall not be more than $405,000,000 (determined based on an exchange rate of U.S.$1.00 = CDN$1.05), and (ii) the Net Working Capital of WSI (determined on a consolidated basis) shall not be less than $-(negative)13,800,000, and WSI shall have delivered to IESI-BFC a certificate, dated the Closing Date, to such effect together with a schedule setting out the details of such calculation in reasonable detail and in form and substance reasonably satisfactory to IESI-BFC. For the purposes of this Section 6.2.6, “Net Indebtedness” of WSI means the sum of all Indebtedness of WSI less the amount of cash and cash equivalents held by WSI, and “Net Working Capital” of WSI means an amount equal to WSI’s current assets (excluding cash and cash equivalents) less WSI’s current liabilities (excluding short term financing and the current portion of long term Indebtedness), all determined in accordance with U.S. GAAP and in a manner consistent with the preparation of the WSI Financial Statements. If IESI-BFC consents in writing to any acquisitions by the WSI Entities that would otherwise be restricted by Section 5.1.4, then an amount to be agreed by the Parties shall be added to the Net Indebtedness reference amount of $405,000,000 referred to above.
6.3 Conditions to WSI’s Obligations
          The obligation of WSI to complete the Transactions to be performed by it in connection with the Closing is subject to the satisfaction before or on the Closing Date of the following conditions, any of which may be waived in writing in whole or in part by WSI and each of which IESI-BFC shall use its commercially reasonable efforts to satisfy as soon as practicable but in any event before the Outside Date:
     6.3.1. The representations and warranties of IESI-BFC set forth in this Agreement shall be true and correct in all respects, without regard to any materiality or Material Adverse Effect qualifications contained in them as of the Closing Date, as though made on and as of the Closing Date (except (i) for representations and warranties made as of a specified date, the accuracy of which shall be determined as of that specified date, (ii) other than in the case of the representations and warranties specifically referred to in clause (iii) below, where the failure or failures of such representations and warranties to be so true and correct in all respects, individually or in the aggregate, would not have had or reasonably be expected to have a Material Adverse Effect with respect to IESI-BFC, and (iii) in the case of the representations and warranties set forth in Sections 4.1, 4.2.1 and 4.4, such representations and warranties shall be true and correct in all material respects), and WSI shall have received a certificate of IESI-BFC addressed to WSI and dated the Closing Date, signed on behalf of IESI-BFC by a senior executive officer of IESI-BFC (without personal liability), confirming the same as at the Closing Date.
     6.3.2. IESI-BFC shall have performed and complied in all material respects with all agreements contained herein required to be performed or complied with by it on or before the Closing Date, and IESI-BFC shall have delivered to WSI a certificate, dated the Closing Date, to such effect.

     6.3.3. Between the date hereof and the Closing Date, there shall have occurred no Material Adverse Effect with respect to IESI-BFC, and IESI-BFC shall have delivered to WSI a certificate dated the Closing Date, to such effect.
     6.3.4. The board of directors of WSI shall have received the WSI Fairness Opinion.
     6.3.5. IESI-BFC shall have increased the consideration to be provided to the stockholders of WSI in the Merger by cash or shares of IESI-BFC common stock or a combination of both having an aggregate value in an amount equal to the Difference (expressed in dollars) in the event that (i) the Closing Share Value compared to the closing price of IESI-BFC common stock on the Toronto Stock Exchange on the trading day prior to the date of this Agreement has declined (the “Decline”) by more than 20% (the percentage amount of the Decline in excess of 20%, if any, the “Difference”), and (ii) the percentage amount of the Decline exceeds by more than 20% the percentage decline, if any, in the volume-weighted average trading price of the common shares of the Sector Basket measured for and as of such dates; provided, however, that without limiting the requirement of IESI-BFC to provide increased consideration pursuant to the preceding clause, the total amount of cash consideration to be provided in the Merger pursuant to the preceding clause shall be limited to the extent necessary in view of counsel to WSI and counsel to IESI-BFC acting reasonably and following mutual consultation, to cause the Merger not to fail to qualify as a reorganization under the provisions Section 368(a) of the Code. For purposes of this Section 6.3.5 only: (a) “Closing Share Value” means the weighted average trading price of the common shares of IESI-BFC on the Toronto Stock Exchange for the ten (10) trading days ending on the trading day immediately prior to the Closing Date, and (b) “Sector Basket” means the common shares of Waste Management, Inc., Republic Services, Inc. and Waste Connections, Inc included on a weighted basis according to the relative closing market capitalization of such companies on the New York Stock Exchange on the trading day prior to the date of this Agreement. For purposes of clarification, if the percentage amount of the Decline is 25% and the percentage decline in the common shares of the Sector Basket is less than 5%, then IESI-BFC shall have increased the aggregate consideration to be provided in the Merger, in cash or shares or a combination thereof, by an amount equal to 5% of the Closing Share Value multiplied by the number of shares of WSI Common Stock to be exchanged in the Merger. By way of further example, if the percentage amount of the Decline is 25% and the percentage decline in the common shares of the Sector Basket is greater than or equal to 5%, then no increase by IESI-BFC of the consideration to be provided in the Merger shall have been made.
     6.3.6. WSI shall have received all documents reasonably requested by WSI relating to the existence of, and the due authorization and consummation of the Transactions and all other actions and proceedings taken at or before the Closing in connection with the performance by, the IESI-BFC Entities of their obligations under this Agreement, which documents shall be in form and substance reasonably satisfactory to WSI.

Article VII
MISCELLANEOUS
7.1 Parties’ Review
     7.1.1. IESI-BFC has not relied upon any representation, warranty, statement, advice, document, projection, or other information of any type provided by any of the WSI Entities or any of their respective Representatives, except for those representations and warranties expressly set forth in Article III. In deciding to enter into this Agreement and to consummate the Transactions, IESI-BFC has relied solely upon its own knowledge, investigation, and analysis (and that of its Representatives) and not upon any disclosure or representation made by, or any duty to disclose on the part of any of the WSI Entities or any of their respective Representatives, other than the express representations and warranties of WSI set forth in Article III.
     7.1.2. WSI has not relied upon any representation, warranty, statement, advice, document, projection, or other information of any type provided by IESI-BFC, any of the other IESI-BFC Entities or any of their respective Representatives, except for those representations and warranties expressly set forth in Article IV. In deciding to enter into this Agreement and to consummate the Transactions, WSI has relied solely upon its own knowledge, investigation, and analysis (and that of its Representatives) and not upon any disclosure or representation made by, or any duty to disclose on the part of, IESI-BFC, any of the other IESI-BFC Entities or any of their respective Representatives, other than the express representations and warranties of IESI-BFC set forth in Article IV.
7.2 Term
          This Agreement shall be effective from the date hereof until the earlier of the Effective Time and the termination of this Agreement in accordance with its terms, provided that if the Effective Time occurs, the agreements in Section 5.18 shall survive in accordance with their terms.
7.3 Notice and Cure Provisions
          No Party may elect not to complete the transactions contemplated pursuant to the conditions set forth herein or any termination right arising therefrom and no payments are payable as a result of such election pursuant to Section 5.8 unless forthwith and in any event prior to the Closing, the Party intending to rely thereon has delivered a written notice to the other Parties specifying in reasonable detail all breaches of covenants, representations and warranties or other matters which the Party delivering such notice is asserting as the basis for the non-fulfillment of the applicable condition or termination right, as the case may be. If any such notice is delivered with respect to a breach of covenant, representation or warranty in this Agreement that is capable of being cured, provided that a Party is proceeding diligently to cure such matter, no Party may terminate this Agreement other than pursuant to Sections 7.4.1(h), (i) and (j) until the expiration of a period ending the earlier of the following: (i) ten (10) days from such notice and (ii) the Outside Date if such matter has not been cured by such date.

7.4 Termination
     7.4.1. This Agreement may:
(a)	subject to Section 7.3, be terminated either by IESI-BFC or WSI if any condition in Section 6.1 becomes incapable of being satisfied in circumstances where the failure to satisfy any such condition is not the result, directly or indirectly, of a breach of this Agreement by such terminating Party;

(b)	subject to Section 7.3, be terminated by IESI-BFC if any condition in Section 6.2 becomes incapable of being satisfied in circumstances where the failure to satisfy any such condition is not the result, directly or indirectly, of a breach of this Agreement by IESI-BFC;

(c)	subject to Section 7.3, be terminated by WSI if any condition in Section 6.3 becomes incapable of being satisfied in circumstances where the failure to satisfy any such condition is not the result, directly or indirectly, of a breach of this Agreement by WSI;

(d)	be terminated by IESI-BFC if the board of directors of WSI shall have: (i) withdrawn or modified in a manner adverse to IESI-BFC its approval or recommendation of the Agreement or the Merger (it being understood that publicly taking no position or a neutral position with respect to an Acquisition Proposal for a period of more than three (3) Business Days shall be considered an adverse modification), (ii) approved or recommended an Acquisition Proposal or entered into a binding written agreement in respect of an Acquisition Proposal (other than a confidentiality and standstill agreement permitted by Section 5.6) or (iii) failed to publicly recommend or reaffirm its approval of the Agreement or the Merger, after an Acquisition Proposal shall have been made to holders of WSI Common Stock or any Person shall have publicly announced an intention to make an Acquisition Proposal, within three (3) Business Days of any written request by IESI-BFC, acting reasonably (or in the event that the WSI Stockholders Meeting is scheduled to occur within such three (3) Business Day period, prior to the date of such meeting);

(e)	be terminated by WSI prior to obtaining the requisite approval of the WSI Stockholder Approval Matters in order to enter into a binding written agreement with respect to a Superior Proposal (other than a confidentiality and standstill agreement permitted by Section 5.6), subject to compliance with Sections 5.6 and 5.7;

(f)	be terminated either by IESI-BFC or WSI if the Effective Time does not occur on or prior to the Outside Date, provided that the failure of the Effective Time to so occur is not the result of the breach of this Agreement by the Party terminating this Agreement;

(g)	be terminated by IESI-BFC if the WSI Stockholders Meeting is not convened and held on or before June 15, 2010;

(h)	be terminated either by IESI-BFC or WSI if the Agreement or the Merger shall have failed to receive the Requisite Approval at the WSI Stockholders Meeting;

(i)	by either IESI-BFC or WSI prior to the end of the Due Diligence Period pursuant to Section 5.5.3;

(j)	by (A) IESI-BFC if WSI has failed to obtain the WSI Fairness Opinion within 30 days after the date hereof or if IESI-BFC has failed to obtain the IESI-BFC Fairness Opinion within 30 days after the date hereof or (B) by WSI if IESI-BFC has failed to obtain the IESI-BFC Fairness Opinion within 30 days after the date hereof or if WSI has failed to obtain the WSI Fairness Opinion within 30 days after the date hereof;

(k)	be terminated by the written agreement of the Parties,
     in each case, prior to the Effective Time.
     7.4.2. If this Agreement is terminated in accordance with the foregoing provisions of this Section 7.4, this Agreement shall forthwith become void and of no further force or effect and no Party shall have any further obligations hereunder except as provided in Sections 5.8, 5.9, 5.10 and 5.16 and Article VII, and provided that neither the termination of this Agreement nor anything contained in this Section 7.4 shall relieve any Party from any liability for any intentional breach by it of this Agreement.
7.5 Waiver
          Any Party may (i) extend the time for the performance of any of the obligations or acts of the other Parties, (ii) waive compliance, except as provided herein, with any of the other Parties’ agreements or the fulfillment of any conditions to its own obligations contained herein, or (iii) waive inaccuracies in any of the other Parties’ representations or warranties contained herein or in any document delivered by the other Parties; provided, however, that any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of the Party to be bound thereby and, unless otherwise provided in the written waiver, will be limited to the specific breach or condition waived.
7.6 Notices
          All notices, consents, approvals, requests and other communications to any Party hereunder shall be in writing (including telecopier or similar writing) and shall be given to such Party at its address or telecopier number set forth below, or such other address or telecopier number as such Party may hereinafter specify for the purpose to the Party giving such notice. Each such notice, request or other communication shall be effective (i) if given by telecopy, when such telecopy is transmitted to the telecopy number specified in this Section 7.6 and the appropriate electronic confirmation is received, or (ii) if given by overnight mail or by any other means, when delivered at the address specified in this Section 7.6.

          If to WSI:

1122 International Boulevard
Suite 601
Burlington, Ontario L7L 6Z8
Attn:	Ivan R. Cairns
Tel:	905-319-6048
Fax:	905-319-9408
          with a copy (which shall not constitute notice) to each of:

Akin Gump Strauss Hauer & Feld LLP
1333 New Hampshire Ave., N.W.
Washington, D.C. 20036
Attn:	Rick L. Burdick
Tel:	202-887-4110
Fax:	202-955-7778
          If to IESI-BFC at any time:

IESI-BFC Ltd.
135 Queens Plate Drive,
Suite 300
Toronto, Ontario
M9W 6V1
Attn:	General Counsel
Tel:	(416) 741-5221
Fax:	(416) 741-4565
          with a copy (which shall not constitute notice) to:

Torys LLP
237 Park Avenue
New York, New York 10017
Attn:	Joris Hogan
Tel:	212-880-6000
Fax:	212-682-0200
7.7 Survival of Representations and Warranties
          The representations and warranties and agreements contained herein and in any other certificate or writing delivered pursuant hereto shall not survive the Effective Time, except Article II, Section 5.18, Section 5.21 and Article VII.

7.8 Entire Agreement
          This Agreement and the Confidentiality Agreement constitute the entire agreement by and among the Parties concerning the Transactions and supersede any prior understandings, agreements or representations by or between the Parties, written or oral, to the extent they have related in any way to the subject matter hereof.
7.9 Amendments and Modifications
          This Agreement may be amended or modified only by an instrument in writing duly executed by all the Parties. Any Party may waive compliance by another Party with any term or provision of this Agreement on the part of such other Party to be performed or complied with but only by a written agreement signed by the Party waiving such compliance.
7.10 Successors and Assigns
          All the terms and conditions of this Agreement shall be binding upon, enure to the benefit of, and be enforceable by the respective successors and permitted assigns of the Parties. No Party may assign any of its rights, benefits, interests or obligations under this Agreement without the prior written consent of the other Parties.
7.11 Third-Party Beneficiaries
          This Agreement shall be binding upon and inure solely to the benefit of each Party hereto, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement, other than Section 5.18 (which is intended to be for the benefit of the Persons covered thereby and may be enforced by such Persons).
7.12 Governing Law
          This Agreement shall be governed by and construed in accordance with the internal laws of the State of Delaware.
7.13 Attornment
          Any action or proceeding arising out of or relating to this Agreement shall be instituted in the courts of Delaware. Each Party waives any objection which it may have now or later to the venue of that action or proceeding, irrevocably submits to the exclusive jurisdiction of those courts in that action or proceeding, agrees to be bound by any judgment of those courts and agrees not to seek, and hereby waives, any review of the merits of any judgment by the court of any other jurisdiction.
7.14 Severability
          If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule or law, or public policy, all other terms and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the Transactions is not affected in any manner materially adverse to a Party. Upon any determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original interest of the Parties as closely as possible in an acceptable manner to the end that the Transactions are fulfilled to the fullest extend possible.

7.15 Counterparts
          This Agreement may be executed in multiple counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Any counterpart or other signature hereupon delivered by facsimile shall be deemed for all purposes as constituting good and valid execution and delivery of this Agreement by such Party.
* * *

          IN WITNESS WHEREOF, the Parties have executed this Agreement as of the day and year first above written.

IESI-BFC LTD.
By:	/s/ Keith A. Carrigan
	Name:	Keith A. Carrigan
	Title:	Vice-Chairman & CEO

IESI-BFC MERGER SUB, INC.
By:	/s/ Keith A. Carrigan
	Name:	Keith A. Carrigan
	Title:	Authorized Person

WASTE SERVICES, INC.
By:	/s/ Ivan R. Cairns
	Name:	Ivan R. Cairns
	Title:	Executive Vice President and General Counsel

Schedule 1.1
Definitions
          “Acquisition Proposal” means (a) any offer, proposal or inquiry relating to any (i) merger, amalgamation, business combination, take-over bid, tender offer, arrangement, consolidation, recapitalization, reorganization, liquidation, dissolution, winding up, distribution or share exchange involving WSI or any of its Subsidiaries, (ii) sale or other disposition of assets (including shares of Subsidiaries or rights or interests therein or thereto) of WSI or any of its Subsidiaries representing 20% or more of the consolidated assets or contributing 20% or more of the consolidated revenue of WSI and its Subsidiaries, taken as a whole (or any lease, long-term supply agreement or other arrangement having the same economic effect), (iii) sale or acquisition of more than 20% of the voting or equity securities of WSI (or rights or interests therein or thereto), or similar transactions involving WSI and/or its Subsidiaries, or (b) a proposal or offer or public announcement or other public disclosure of an intention to do any of the foregoing, directly or indirectly, excluding in each case the Transactions and the Agreement or any transaction to which IESI-BFC or an Affiliate of IESI-BFC is a party, but including for greater certainty any modification or proposed modification to an Acquisition Proposal.
          “Action” means any action, suit, arbitration or any administrative or other proceeding or investigation by or before any Governmental Authority.
          “Affiliate” means any Person that, directly or indirectly, through one or more intermediaries, controls or is controlled by or is under common control with the Person specified. For purposes of this definition, control of a Person means the power, direct or indirect, to direct or cause the direction of the management and policies of such Person, whether by contract or otherwise.
          “Agreement” means this Agreement and Plan of Merger, including the Recitals and all Exhibits and Schedules, and all amendments or restatements, as permitted, and the expressions “hereof”, “herein”, “hereto”, “hereunder”, “hereby” and similar expressions refer to this Agreement and Plan of Merger; and unless otherwise indicated, references to “Recitals”, “Article”, “Section”, “Exhibit” or “Schedule” mean the Recitals or the specified Article, Section, Exhibit or Schedule of this Agreement.
          “Assumed Option” has the meaning set forth in Section 2.3.4.
          “Book Entry Shares” has the meaning set forth in Section 2.5.3.
          “Books and Records” means books and records, including all sales, purchasing, financial, taxation and operations books and records, relating to, as applicable, (i) the WSI Entities or the WSI Business, or (ii) the IESI-BFC Entities or the IESI-BFC Business.
          “Business Day” means any day other than (i) a Saturday or a Sunday, or (ii) a day on which banking institutions are not generally open for the conduct of business in the State of New York and the Province of Ontario.
          “By-laws” has the meaning as set forth in Section 2.2.3.

          “Canadian Securities Commissions” means the applicable securities commissions or other regulatory authorities in each of the provinces and territories of Canada.
          “Canadian Securities Laws” means the securities Laws of each of the provinces and the territories of Canada.
          “Certificate of Incorporation” has the meaning set forth in Section 2.2.2.
          “Certificate of Merger” has the meaning set forth in Section 2.1.3.
          “Certificates” has the meaning set forth in Section 2.5.3.
          “Closing” means the completion of the Transactions on the Closing Date.
          “Closing Date” has the meaning set forth in Section 2.1.2.
          “Closing Share Value” means the weighted average trading price of the common shares of IESI-BFC on the Toronto Stock Exchange for the three trading days ending on the trading day immediately prior to the Closing Date.
          “COBRA” means the Consolidated Omnibus Budget Reconciliation Act.
          “Code” has the meaning set forth in the Recitals.
          “Competition Act” means the Competition Act (Canada).
          “Competition Act Approval” means that: (a) the applicable waiting period has expired or been terminated pursuant to Section 123 of the Competition Act; (b) the Commissioner or his/her authorized representative shall have provided IESI-BFC with a waiver from complying with Part IX of the Competition Act pursuant to Paragraph 113(c) of the Competition Act and, in the case of (a) or (b), the Commissioner or his/her authorized representative shall have advised IESI-BFC in writing that the Commissioner does not intend to make an application under Section 92 of the Competition Act with respect to Merger, and neither the Commissioner nor any of his/her authorized representatives shall have rescinded or amended such advice; (c) the Commissioner shall have issued an advance ruling certificate pursuant to Section 102 of the Competition Act in respect of the Merger; or (d) the Parties have entered into a Consent Agreement with the Commissioner pursuant to Section 105 of the Competition Act in respect of the Merger on terms and conditions consistent with the limitations in Section 5.4.2.
          “Confidentiality Agreement” has the meaning set forth in Section 5.14.1.
          “Contract” means, with respect to any Person, any of the binding agreements, contracts, leases (whether for real or personal property), notes, bonds, mortgages, indentures, deeds of trust, loans, evidences of indebtedness, letters of credit, settlement agreements, franchise agreements, undertakings, employment agreements, license agreements, or instruments to which such Person or its Subsidiaries is a party, whether oral or written.

          “Conversion Number” has the meaning set forth in Section 2.3.1.2.
          “D&O Insurance” has the meaning set forth in Section 5.18.1.
          “Decline” has the meaning set forth in Section 6.3.5.
          “DGCL” means the Delaware General Corporation Law.
          “Difference” has the meaning set forth in Section 6.3.5.
          “Due Diligence Period” has the meaning set forth in Section 5.5.3.
          “Effective Time” has the meaning set forth in Section 2.1.3.
          “Enforcement Qualifications” has the meaning set forth in Section 3.2.1.
          “Environment” means air, land (including soil and any surface or subsurface strata), and surface water or groundwater, or any combination or part thereof.
          “Environmental Claim” means any request for information or investigation pursuant to Section 104(e) of the United States Comprehensive Environmental Response, Compensation and Liability Act or similar federal, state, provincial or foreign law, potentially responsible party notice, Permit challenge, claim, charge or Lien by any Governmental Authority or Order for non-compliance, enforcement, cleanup, removal, response, remedial or other actions, costs or damages pursuant to any common law cause of action or applicable Environmental Requirement, and any claim by any other Person challenging any Permit under Environmental Requirements, related permit modification or expansion or seeking damages, contribution, indemnification, costs, recovery, compensation, injunctive or other relief, including as a consequence of an alleged contractual obligation related to Environmental Requirements or those resulting from alleged violations of any Environmental Requirement or the presence of Hazardous Materials at, or under or from the Real Property, any Former Real Property or any off-site location.
          “Environmental Requirement” means each and every Law or Order regulating or otherwise relating in any way to waste management, the protection of human health (as it relates to the Environment), worker health and safety or the Environment or the Release or threatened Release of Hazardous Material into the Environment as in effect on the date hereof.
          “EPA” means the United States Environmental Protection Agency.
          “ERISA” means the Employee Retirement Income Security Act of 1974, as amended.
          “Exchange Agent” has the meaning set forth in Section 2.5.1.
          “Exchange Fund” has the meaning set forth in Section 2.5.2.

          “Former Real Property” means all real property formerly owned, leased or operated by the WSI Entities or the IESI-BFC Entities, as applicable, other than the Real Property.
          “GAAP” means generally accepted accounting principles as in effect from time to time, consistently applied.
          “Governmental Authority” means any government, or any governmental department, commission, agency, authority, instrumentality or subdivision, or any judicial or administrative body, or any stock exchange, whether domestic, foreign, international, federal, state, provincial or local, or any arbitrator having competent jurisdiction over the matter or matters in question.
          “Hazardous Material” means any material: (i) the Release or threatened Release of which into the Environment is prohibited, limited or regulated pursuant to any Environmental Requirement; or (ii) that is defined or listed in, or otherwise classified pursuant to, any Environmental Requirement as a “contaminant,” “hazardous substance,” “hazardous material,” “hazardous waste,” or “toxic substance,” or any other formulation intended to define, list or classify material by reason of deleterious properties such as ignitibility, corrosivity, reactivity, radioactivity, carcinogenicity, reproductive toxicity or “EP toxicity,” and petroleum and drilling fluids, produced waters and other wastes associated with the exploration, development, or production of crude oil, natural gas or geothermal energy, as such Environmental Requirement was in effect at the time of the relevant act or omission; or (iii) which is or contains any petroleum or petroleum products, fractions or wastes, radioactive materials or wastes, friable asbestos or polychlorinated biphenyls (PCBs).
          “Hazardous Waste” means any waste that is defined or listed in, or otherwise classified pursuant to, any Environmental Requirement as “hazardous waste”.
          “HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976.
          “HSR Approval” means expiration of the waiting period under the HSR Act (including any voluntary agreed extensions) or earlier termination thereof.
          “IESI-BFC” means IESI-BFC Ltd.
          “IESI-BFC Applicable Plans” has the meaning set forth in Section 4.19.1.
          “IESI-BFC Audited Financial Statements” has the meaning set forth in Section 4.7.
          “IESI-BFC Balance Sheet Date” has the meaning set forth in Section 4.7.
          “IESI-BFC Business” has the meaning set forth in the Recitals.
          “IESI-BFC Consents” has the meaning set forth in Section 4.5.1.

          “IESI-BFC Disclosure Letter” means the schedule designated as such, delivered by IESI-BFC to WSI, pursuant to Section 5.5.3 and dated the date of delivery.
          “IESI-BFC Entities” means IESI-BFC and each of its Subsidiaries.
          “IESI-BFC ERISA Affiliate” means each business or entity which is a member of a “controlled group of corporations,” under “common control” or an “affiliated service group” with IESI-BFC within the meaning of Sections 414(b), (c) or (m) of the Code, or required to be aggregated with IESI-BFC under Section 414(o) of the Code, or is under “common control” with IESI-BFC, within the meaning of Section 4001(a)(14) of ERISA.
          “IESI-BFC Expense Reimbursement Amount” has the meaning set forth in Section 5.8.1.
          “IESI-BFC Fairness Opinion” has the meaning set forth in Section 5.12.
          “IESI-BFC Financial Statements” has the meaning set forth in Section 4.7.
          “IESI-BFC Intellectual Property” has the meaning set forth in Section 4.10.
          “IESI-BFC Interim Financial Statements” has the meaning set forth in Section 4.7.
          “IESI-BFC Permits” has the meaning set forth in Section 4.15.
          “IESI-BFC Securities Documents” has the meaning set forth in Section 4.6.1.
          “IESI-BFC Termination Fee” has the meaning set forth in Section 5.8.1.
          “IESI-BFC’s Knowledge” means the actual knowledge or awareness after due inquiry of each or any of Keith A. Carrigan, Joseph D. Quarin, William Chyfetz and Howard Goldby.
          “Impair the Transactions” means actions or conditions which would have a Material Adverse Effect on the WSI Entities or the WSI Business, taken or a whole, or the IESI-BFC Entities or the IESI-BFC Business, taken as a whole, or materially reduce or frustrate the benefits that IESI-BFC or WSI expect to obtain from the completion of the Transactions.
          “Indebtedness” means, with respect to any Person, all obligations of such Person (i) for borrowed money, (ii) evidenced by notes, bonds, debentures or similar instruments, (iii) evidenced by capital lease or deferred purchase price obligations, or (iv) in the nature of guarantees of the obligations described in clauses (i), (ii) or (iii) above of any other Person, and all principal, interest, fees, prepayment penalties or amounts due or owing with respect to the foregoing.
          “Indemnified Parties: has the meaning set forth in Section 5.18.1.

          “Intellectual Property” means all patents, patent rights, trademarks, trade names or service marks, copyrights, inventions, formulas, confidential, proprietary or technical information, trade secrets, know how, domain names or other intellectual property, whether registered or unregistered, and all Contracts with respect to any of the foregoing;
          “Law” means any federal, state, provincial, local, national or supranational or foreign law (including common law), statute, ordinance, rule, regulation, Order, code ruling, decree, arbitration award, agency requirement, license or permit of any Governmental Authority, or any interpretation or administration of any of the foregoing by any Governmental Authority.
          “Leased Real Property” has the meaning set forth in Sections 3.9.1.2 or 4.9.1.2, as applicable.
          “Liabilities” means all Indebtedness, obligations, mortgages and liabilities of whatever nature, whether known or unknown, accrued or unaccrued, due or to become due, contingent or otherwise.
          “Lien” means any lien, pledge, security interest, charge, claim, mortgage, deed of trust, option, warrant, purchase right or option, right of first refusal or similar right, lease, easement or other encumbrance or restriction of any kind.
          “Material Adverse Effect” means any fact, change, effect, circumstance, event, occurrence or development that, individually or in the aggregate, (a) is or would reasonably be expected to be materially adverse to the business, operations, assets, results of operations, liabilities or other obligations, capitalization or financial condition of a Party and its Subsidiaries, taken as a whole, or (b) prevents or impairs in any material respect or could reasonably be expected to prevent or impair in any material respect the ability of a Party to consummate the transactions contemplated by this Agreement; provided any fact, change, effect, circumstance, event, occurrence or development resulting from or arising in connection with any of the following shall not constitute a Material Adverse Effect:
(i)	any change generally affecting the solid waste business in the countries or markets where such Person and its Subsidiaries operate or conduct business;

(ii)	any change in global, North American, national or regional political conditions (including acts of terrorism);

(iii)	any adoption, proposal, implementation or change in applicable Law or interpretations thereof by any Governmental Authority or any changes in Canadian or U.S. GAAP;

(iv)	any natural disaster or weather event or pattern;

(v)	any change in general economic, business, regulatory, national or global financial, currency exchange, securities or commodity market conditions;

(vi)	the seasonality of a Person’s business;

(vii)	the announcement of the execution of this Agreement or the transactions contemplated hereby or the performance of any obligation hereunder (including the loss of any customers, employees or business in connection therewith);

(viii)	the failure, in and of itself, of the Person to meet any internal or public projections, forecasts or estimates of revenues or earnings (it being understood that the causes underlying such failure may be taken in account in determining whether a Material Adverse Effect has occurred);

(ix)	any action required by the terms of this Agreement;

(x)	changes, in any analyst’s recommendations, any financial strength rating or any other recommendations or ratings as to a Person (it being understood that the causes underlying such change may be taken into account in determining whether a Material Adverse Effect has occurred); and

(xi)	any change in the trading price or volume of a Person’s securities (it being understood that the causes underlying such change in market price or trading volume may be taken in account in determining whether a Material Adverse Effect has occurred), or any suspension of trading in securities generally or on any securities exchange on which any securities of such Person trade;
provided, however, that with respect to the immediately preceding clauses (i) through (v) such matters do not have a disproportionate effect on such Person and its Subsidiaries taken as a whole, relative to other companies and entities operating in the solid waste business (if such matters have a disproportionate effect they shall be taken into account in determining whether a Material Adverse Effect has occurred only to the extent of such disproportionate effect). For the purposes of Article III of this Agreement a Material Adverse Effect shall be determined with respect to WSI and for the purposes of Article IV of this Agreement a Material Adverse Effect shall be determined with respect to IESI-BFC.
          “Material Contracts” has the meaning set forth in Sections 3.11 or 4.11, as applicable.
          “Material Divestiture” means the sale, divestiture or other disposition of any assets, licenses or business that, (i) during the calendar year 2009, were responsible for generating revenue in excess of the dollar amount representing more than 25% of the gross revenues of WSI and its Subsidiaries on a consolidated basis during the calendar year 2009, or (ii) during the calendar year 2009, constituted substantially all of the industrial and commercial business of WSI and its Subsidiaries in one or more of its operating districts (each, a “District Divestiture”) and/or IESI-BFC and its Subsidiaries in one or more of its operating districts (each, a “District Divestiture”) such that there are two or more District Divestitures and that, individually or in the aggregate, generated adjusted EBITDA that accounted for in excess of the dollar amount representing more than 10% of WSI’s total adjusted EBITDA from continuing operations during the calendar year 2009, calculated in the manner in which WSI normally accounts for adjusted EBITDA on a quarterly basis, or (iii) would reduce the annualized cost savings to IESI-BFC in respect of non-corporate operating and general and administrative expenses reasonably expected to result from the Merger by $5 million or more.
          “Merger” has the meaning set forth in the Recitals.
          “Merger Sub” means IESI-BFC Merger Sub, Inc.
          “Order” means any writ, judgment, ruling, decree, injunction or similar order of any Governmental Authority.
          “Ordinary Course” means in the ordinary course of business consistent with past practice.
          “Outside Date” means June 30, 2010.
          “Owned Real Property” has the meaning set forth in Sections 3.9.1.1 or 4.9.1.1, as applicable.
          “Party” means each of the parties to this Agreement.
          “Permits” means all currently binding agreements, orders, licenses, franchises, permits and authorizations that have been issued by, or entered into with, any Governmental Authority necessary to own or operate, as applicable, (i) the WSI Business, or (ii) the IESI-BFC Business.
          “Permitted Acquisitions” has the meaning set forth in Section 5.2.1.2.
          “Permitted Liens” means with respect to any Person, any one or more of the following: (i) Liens set forth in the WSI Disclosure Letter or IESI-BFC Disclosure Letter, as applicable, or relating to debt obligations reflected in the WSI Financial Statements or IESI-BFC Financial Statements, as applicable; (ii) Liens for Taxes either not yet delinquent or which are being contested in good faith by appropriate proceedings diligently prosecuted and as to which adequate reserves shall have been set aside in conformity with applicable GAAP; (iii) with respect to any assets other than real property, deposits or pledges to secure the payment of workers’ compensation, unemployment insurance, social security benefits or obligations arising under similar legislation, or to secure the performance of public or statutory obligations, surety or appeal bonds, and other obligations of a like nature incurred in the Ordinary Course as to which adequate reserves have been established; (iv) materialmen’s, mechanics’, workmen’s, repairmen’s, employees’, landlord’s, lessor’s or other like Liens arising in the Ordinary Course to secure obligations not yet delinquent or being contested in good faith and as to which adequate reserves shall have been set aside in conformity with applicable GAAP; (v) any Lien affecting any asset of such Person which does not secure Indebtedness, which does not materially impair the use of such asset for the purposes for which it is held; (vi) easements, protrusions, encroachments, encumbrances (other than with respect to Indebtedness), building restrictions, and such other encumbrances which do not materially and adversely affect the marketability of the same or interfere with the use thereof in the business of such Person, (vii) recorded/registered Liens provided such Liens are in good standing in all material respects and do not materially interfere with the use of the Real Property in the business of such Person; (viii) in connection with a Leased Real Property the rights and Liens of the landlord under the applicable lease and all Liens granted or permitted by the landlord and registered on title to the Leased Real Property; and (ix) Liens which would not have, individually or in the aggregate, a Material Adverse Effect.
          “Person” means any natural person, corporation, limited liability company, general partnership, limited partnership, proprietorship, other entity or business organization, trust, union, association or Governmental Authority.
          “Real Property” has the meaning set forth in Sections 3.9.1.2 or 4.9.1.2, as applicable.
          “Registration Statement” has the meaning set forth in Section 3.24.
          “Regulatory Approvals” means the Competition Act Approval, HSR Approval and all other required competition, foreign investment, antitrust or stock exchange (including stockholder approval requirements) consents and approvals.
          “Release” means any release, spill, emission, leaking, dumping, injection, pouring, deposit, disposal, discharge, dispersal, leaching or migration into the Environment.
          “Representatives” means, with respect to any Person, any investment banker, attorney, accountant or other representative retained by such Person.
          “Response Period” has the meaning set forth in Section 5.7.1(c).
          “Sarbanes-Oxley Act” means the United States Sarbanes-Oxley Act of 2002.
          “SEC” means the United States Securities and Exchange Commission.
          “Sector Basket” has the meaning set forth in Section 6.3.5.
          “Securityholders’ Agreement” has the meaning set forth in Section 4.4.2.
          “Senior Subordinated Notes” has the meaning set forth in Section 5.11.2.
          “Subsidiary” of a Person means any corporation or other organization, whether incorporated or unincorporated, of which such Person or any Subsidiary of such Person is a general partner or of which such Person and/or one or more of its Subsidiaries, directly or indirectly, owns or controls at least a majority of the securities or other interests having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions with respect to such corporation or other organization.
          “Superior Proposal” shall mean any unsolicited, bona fide written Acquisition Proposal which the WSI board of directors receives after the date hereof but before the date on which the WSI Stockholder Approval Matters are approved: (a) to acquire not less than all of the outstanding WSI Common Stock or all of the assets of WSI on a consolidated basis, (b) that is reasonably capable of being completed without undue delay, taking into account to the extent considered appropriate by the WSI board of directors, all financial, legal, regulatory and other aspects of such proposal and the Person making such proposal, (c) that did not result from a breach of Section 5.6 of this Agreement, (d) that is not subject to any due diligence or access condition, (e) that the board of directors determines, in its good faith judgment, after receiving written advice of its outside legal and financial advisors that not seeking to enter into a definitive transaction agreement with respect to such Acquisition Proposal could reasonably be determined to be inconsistent with its fiduciary duties under applicable Law; and (f) that the board of directors determines, in its good faith judgment, after receiving the advice of its outside legal and financial advisors and after taking into account all the terms and conditions of the Acquisition Proposal, is more favorable to the holders of the WSI Common Stock from a financial point of view than this Agreement (including any changes proposed by IESI-BFC to the terms of this Agreement).
          “Surviving Corporation” has the meaning set forth in Section 2.1.1.
          “Surviving Corporation Common Shares” has the meaning set forth in Section 2.3.1.4.
          “Tax” or “Taxes” means any and all fees (including license, documentation, filing and registration fees) imposed by a Governmental Authority, any federal, state, provincial, foreign or local taxes, assessments, reassessments, deficiencies and other like governmental impositions (including all net or gross income tax, gross receipts, profits, net proceeds, unemployment compensation, social security, payroll, withholding, estimated, employment, capital gains, goods and services, harmonized sales, sales, sales and use, transfer, rental, turnover, exercise, stamp, value added, privilege, property (tangible and intangible), alternative or add-on minimum and any other tax or similar governmental charge), together with any interest, additions to taxes, fines and penalties thereon.
          “Tax Returns” means all federal, state, provincial, foreign and local returns, reports, statements (including any information returns, claim for refunds, amended returns or declarations of estimated Tax) and other filings required to be filed in respect of Taxes by any Person.
          “Taxing Authority” means any Governmental Authority having or purporting to exercise jurisdiction with respect to any Tax.
          “Transactions” means, collectively, the transactions contemplated by this Agreement.
          “Treasury Regulations” means the income Tax regulations promulgated under the Code, as such regulations may be amended from time to time. References herein to specific provisions of the Treasury Regulations shall be deemed to include the corresponding provisions of succeeding provisions of the Treasury Regulations.
          “U.S. Exchange Act” means the United States Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder.

          “U.S. Securities Act” means the United States Securities Act of 1933, as amended, and the rules and regulations thereunder.
          “WSI” means Waste Services, Inc.
          “WSI Applicable Plans” has the meaning set forth in Section 3.19.1.
          “WSI Audited Financial Statements” has the meaning set forth in Section 3.7.
          “WSI Balance Sheet Date” has the meaning set forth in Section 3.7.
          “WSI Board Recommendation” has the meaning set forth in Section 5.13.3.
          “WSI Business” has the meaning set forth in the Recitals.
          “WSI Common Stock” means the shares of Common Stock, par value $0.01 per share of WSI.
          “WSI Consents” has the meaning set forth in Section 3.5.1.
          “WSI Disclosure Letter” means the schedule designated as such, delivered by WSI to IESI-BFC, pursuant to Section 5.5.3 and dated the date of delivery.
          “WSI Entities” means WSI and each of its Subsidiaries.
          “WSI ERISA Affiliate” means each business or entity which is a member of a “controlled group of corporations,” under “common control” or an “affiliated service group” with WSI within the meaning of Sections 414(b), (c) or (m) of the Code, or required to be aggregated with WSI under Section 414(o) of the Code, or is under “common control” with WSI, within the meaning of Section 4001(a)(14) of ERISA.
          “WSI Expense Reimbursement Amount” has the meaning set forth in Section 5.8.1.
          “WSI Fairness Opinion” has the meaning set forth in Section 5.13.1.
          “WSI Financial Statements” has the meaning set forth in Section 3.7.
          “WSI Intellectual Property” has the meaning set forth in Section 3.10.
          “WSI Interim Financial Statements” has the meaning set forth in Section 3.7.
          “WSI Permits” has the meaning set forth in Section 3.15.
          “WSI Preferred Stock” has the meaning set forth in Section 3.4.1.
          “WSI Recommendation Change” has the meaning set forth in Section 5.6.1.
          “WSI RSUs” has the meaning set forth in Section 3.4.3.

          “WSI SEC Documents” has the meaning set forth in Section 3.6.1.
          “WSI Stock Awards” means any stock-based award granted pursuant to a WSI Stock Plan.
          “WSI Stock Option” has the meaning set forth in Section 2.3.4.
          “WSI Stock Plans” means the Capital Environmental Resource Inc. 1999 Stock Option Plan, and the 2007 Waste Services, Inc. Equity and Performance Incentive Plan, each as amended from time to time.
          “WSI Stockholder Approval Matters” has the meaning set forth in Section 5.13.2.
          “WSI Stockholders Meeting” has the meaning set forth in Section 5.13.2.
          “WSI Termination Fee” has the meaning set forth in Section 5.8.1.
          “WSI Warrant” has the meaning set forth in Section 2.3.5.
          “WSI’s Knowledge” means the actual knowledge or awareness after due inquiry of each or any of David Sutherland-Yoest, Edwin Johnson, Ivan Cairns, William Hulligan and Brian Forrestall.